Filed pursuant to Rule 424(b)(3)
Registration No. 333-147167

Opexa Therapeutics, Inc.

3,500,000 Shares of Common Stock and

3,500,000 Series E Warrants to Purchase One Share of Common Stock

We are offering 3,500,000 shares of common stock and Series E warrants to purchase 3,500,000 shares of common stock at an exercise price of $2.00. We are offering the common stock and warrants separately and not as a combined unit. This prospectus also covers the offer and sale of 3,500,000 shares of our common stock issuable upon exercise of the Series E warrants.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol “OPXA.” We expect that the Series E warrants will be listed for trading on the NASDAQ Capital Market under the symbol “OPXAW”. On January 10, 2008, the reported closing price per share of our common stock was $2.19.

Investing in our common stock and our warrants involves a high degree of risk. You should read carefully this entire prospectus, including the section captioned “ Risk Factors” beginning on page 5, before making a decision to purchase our stock.

Public Offering Price	Per Share of Common Stock	Per Series E Warrant	Total
Public Offering Price	$2.000	$0.150	$7,525,000
Underwriting discounts and commissions(1)	$0.200	$0.015	$752,500
Proceeds, before expenses to Opexa	$1.800	$0.135	$6,772,500

(1)	10% of the gross proceeds to be paid to the underwriters. We have also agreed to pay the underwriters a non-accountable expense allowance equal to 1% of the gross proceeds of the offering.

We have granted the underwriters a 45-day option to purchase up to 525,000 shares of common stock and 525,000 warrants to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MDB Capital Group LLC	GunnAllen Financial, Inc.

The date of this prospectus is February 13, 2008

OPEXA THERAPEUTICS

Opexa Therapeutics is a cellular therapy company developing patient-specific therapies to treat several major illnesses, including multiple sclerosis, rheumatoid arthritis and diabetes. Our lead product is Tovaxin® for the treatment of multiple sclerosis. Tovaxin is currently in a fully-enrolled, 150 patient Phase IIb study in the United States and results are expected in the fourth quarter of 2008.

Tovaxin® Treatment Approach to Multiple Sclerosis

MS is a disease of the central nervous system

- Multiple Sclerosis (MS) is a chronic, progressive, degenerative disorder that affects nerve fibers in the brain and spinal cord.
- The myelin sheath (a fatty substance consisting of proteins) surrounds and insulates nerve fibers and facilitates the conduction of nerve impulse transmissions.
- In MS, myelin reactive T-cells (depicted as the green cell) become activated in the peripheral circulation and infiltrate the central nervous system.

MS results in demyelinated nerve fibers

- In MS, activated myelin reactive T-cells induce a cascade of events leading to an attack on the myelin sheath.
- These events also induce a pro-inflammatory immune response.
- Eventually nerve fiber axons are damaged causing impulse transmissions to diffuse into the tissue resulting in the accumulation of disability.

Tovaxin® treatment approach

- Tovaxin is a patient specific T-cell vaccine that targets the root cause of MS.
- Tovaxin T-cell vaccine has a dual mechanism of action:
  - Tovaxin induces an immune response to deplete pathogenic T-cells.
  - Tovaxin rebalances the immune system by inducing a shift from an inflammatory to an anti-inflammatory state.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these shares of our common stock. The information in this prospectus may only be accurate as of the date of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the shares of our common stock covered by this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our businesses and detailed financial information. You should carefully read this entire prospectus, including the historical financial statements and related notes, before making an investment decision.

In this prospectus, “Opexa Therapeutics, Inc.,” the “company,” “we,” “us” or “our” refer to Opexa Therapeutics, Inc., a Texas corporation, and its subsidiaries, except where otherwise indicated or required by context.

Our Business

We are a biopharmaceutical company developing autologous (using one’s own cells) cellular therapies to treat several major illnesses, including multiple sclerosis (MS), rheumatoid arthritis (RA), and diabetes. These therapies are based on our proprietary T-cell and adult stem cell technologies.

Our lead product, Tovaxin®, is a T-cell based therapeutic vaccine for MS licensed from the Baylor College of Medicine, which offers a unique and personalized approach to treating the disease by inducing an immune response against the autoimmune myelin peptide-reactive T-cells (MRTCs), which are believed to be responsible for the initiation of the disease process.

We are currently conducting a fully enrolled 150 patient Phase IIb clinical trial for Tovaxin. Patients treated in a 10-subject, open-label Phase I/II dose escalation clinical trial with Tovaxin have experienced minimal side effects and the “per protocol” analysis of patients treated with Tovaxin achieved a 90% reduction (p=0.0039) in annualized relapse rate (ARR). Annualized Relapse Rate is a defined neurological episode and is generally the primary clinical efficacy measure for MS therapies. The group treated with the mid dose (30-45 x 106 attenuated T-cells) achieved a 100% reduction in ARR. The Phase IIb trial is being conducted with the mid dose.

In a one-year, 8-subject extension clinical trial of relapsing remitting (RRMS) and secondary progressive (SPMS) subjects, the “per-protocol” analysis of Tovaxin therapy achieved a 92% (p=0.0078) reduction in annualized relapse rate (ARR) in subjects who received two treatment doses of 30-45 x 106 attenuated T-cells eight weeks apart and were monitored for an additional 44 weeks. Subjects in the extension study had previously been treated an average of approximately 5 years earlier at Baylor College of Medicine under the direction of the Tovaxin inventor Jingwu Zhang, M.D., Ph.D with an early version of the T-cell vaccine.

Some patients in the open label Phase I/II studies also appear to experience an improvement of their Kurtzke Expanded Disability Status Scale (EDSS), a scoring method used to measure the disability of MS patients. Improvements in EDSS are not frequently observed in patients following treatment with other currently licensed therapies. Although the data from our Phase I/II trials appears to be promising, the Phase IIb trial is being conducted to confirm these results.

We also hold exclusive worldwide license for the intellectual property rights and research results of an autologous T-cell vaccine for RA from the Shanghai Institutes for Biological Sciences (SIBS), Chinese Academy of Sciences of the People’s Republic of China.

Our RA T-cell vaccination (TCV) technology is conceptually similar to Tovaxin. RA is an autoimmune T-cell-mediated disease in which pathogenic T-cells trigger an inflammatory autoimmune response of the synovial joints of the wrists, shoulders, knees, ankles and feet which causes pain, stiffness, and swelling around the joints and erosion into cartilage and bone. The RA TCV technology allows the isolation of these pathogenic T-cells from synovial fluid drawn from a patient. These T-cells will be grown to therapeutic levels and attenuated by gamma irradiation in our laboratory. The attenuated T-cells will be injected subcutaneously into patients thereby inducing an immune response directed at the pathogenic T-cells in the patient’s body. This immune response regulates the level of pathogenic T-cells and potentially allows the reduction of joint swelling in RA patients. Human trials that have been conducted in China show minimal side-effects and promising efficacy measured as a reduction of joint swelling following the T-cell vaccination.

We also have an exclusive license from the University of Chicago, through its prime contractor relationship with Argonne National Laboratory, to a stem cell technology in which adult multipotent stem cells are derived from monocytes (white blood cells) obtained from the patient’s own blood. We are initially pursuing indications in diabetes mellitus with our stem cell therapy and are conducting preclinical animal studies.

Our stem cell technology isolates multipotent stem cells derived from peripheral blood monocytes. In vitro experiments with monocyte-derived stem cells (MDSC) have shown their capacity to differentiate into a wide variety of cell types including pancreatic b cells. We have demonstrated that these pancreatic islets clusters derived from MDSCs are composed of three pancreatic cells types (a, b and d). These islet clusters are responsive to glucose and mimic the normal pulsatile pattern observed in human islets. The importance of these stem cells is the ability to easily isolate them from an individual’s circulating monocytes, expand them and administer them back into the same patient. This autologous approach provides a method to overcome any rejection issues and the need for immunosuppressant drugs, which are often associated with current islet cell transplantations. This technology may lead to the formation of an unlimited source of pancreatic islet cells suitable for an autologous cell therapy for the treatment of diabetes mellitus.

Our Executive Offices

Our principal executive and administrative office facility is located in The Woodlands, Texas at 2635 North Crescent Ridge Drive, The Woodlands, Texas 77381 and our telephone number is (281) 272-9331. We maintain a website at www.opexatherapeutics.com, however the information on our website is not part of this prospectus, and you should rely only on information contained in this prospectus when making a decision as to whether or not to invest in shares of our common stock.

THE OFFERING

Securities offered:	3,500,000 shares of our common stock;

3,500,000 Series E warrants to purchase a share of our common stock; and

3,500,000 shares of common stock issuable upon exercise of the Series E warrants.

Series E Warrant terms:	Exercisable upon issuance and until the 5 year anniversary of the issuance, at an initial exercise price per share equal to $2.00. Warrants may be redeemed, in whole and not in part, at a price of $.01 per warrant upon 30 days advance notice, if the last sales price of the common stock equals or exceeds 200% of the then exercise price for 20 consecutive days.

Shares of common stock to be outstanding after this offering:	10,196,784 shares

Warrants and options to be outstanding after this offering:	8,209,877 warrants and options

Common stock NASDAQ Capital Market symbol:	OPXA

Warrant NASDAQ Capital Market Symbol:	OPXAW

Over-allotment option:	525,000 shares and 525,000 Series E warrants

Use of proceeds:	We intend to use the net proceeds of this offering to conduct our clinical studies, fund research and development projects and corporate purposes, including to meet working capital needs. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

Risk factors:	See “Risk Factors” for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 6,696,784 shares of common stock outstanding as of January 10, 2008, assumes no exercise of the over-allotment option, and excludes:

•	1,039,525 shares of common stock issuable upon the exercise of outstanding options issued pursuant to our current stock option plan;

•	3,670,352 shares issuable upon the exercise of outstanding warrants;

•	3,500,000 shares of common stock issuable upon the exercise of Series E warrants offered under this prospectus; and

•	700,000 shares of common stock that have been reserved for issuance upon exercise of the underwriters’ purchase option, as described in the “Underwriting” section of this prospectus.

The number of our warrants and options to be outstanding after this offering is based on 3,670,352 warrants and 1,039,525 options outstanding as of January 10, 2008, excludes 700,000 underwriters’ purchase options and assumes no exercise of the over-allotment option. Each warrant is exercisable for one share of common stock. The exercise prices of our outstanding warrants range from $5.00 to $40.00, with a weighted average exercise price of $13.52.

RISK FACTORS

The shares offered hereby have not been approved or disapproved by the Security and Exchange Commission or the securities regulatory authority of any state, nor has any such regulatory body reviewed this prospectus for accuracy or completeness. The shares offered hereby are speculative, involve an unusually high degree of risk and should only be purchased by those who can afford to lose their entire investment. Therefore, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby.

Risks Related to Our Business

The following factors affect our business and the industry in which we operate. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or which we currently consider immaterial may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

Our business is at an early stage of development.

Our business is at an early stage of development. We do not have any products in late-stage clinical trials or on the market. We are still in the early stages of identifying and conducting research on potential products. Only one of our products has progressed to the stage of being studied in human clinical trials in the United States (U.S.). Our potential products will require regulatory approval prior to marketing in the United States and other countries. Obtaining such approval will require significant research and development and preclinical and clinical testing. We may not be able to develop any products, to obtain regulatory approvals, to enter clinical trials for any of our product candidates, or to commercialize any products. Our product candidates may prove to have undesirable and unintended side effects or other characteristics adversely affecting their safety, efficacy or cost-effectiveness that could prevent or limit their use. Any product using any of our technology may fail to provide the intended therapeutic benefits, or achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing or production.

We have a history of operating losses and do not expect to be profitable in the near future.

We have not generated any profits since our entry into the biotechnology business, have no source of revenues, and have incurred significant operating losses. We expect to incur additional operating losses for the foreseeable future and, as we increase our research and development activities, we expect our operating losses to increase significantly. We do not have any sources of revenues and may not have any in the foreseeable future.

We will need additional capital to conduct our operations and develop our products and our ability to obtain the necessary funding is uncertain.

We need to obtain significant amounts of additional capital to develop our products and continue our business. The capital may come from many sources, including equity and/or debt financings, license arrangements, grants and/or collaborative research arrangements. As of September 30, 2007, we had cash, cash equivalents and marketable securities of approximately $5.8 million. Our current burn rate is approximately $1 million per month, excluding capital expenditures. We will need to raise additional capital to fund our working capital needs beyond the first quarter 2008. Even with the proceeds of this offering, we will need to raise additional capital to fund our operations by the fourth quarter of 2008. We must rely upon third-party debt or equity funding and we can provide no assurance that we will be successful in any funding effort. The failure to raise such funds will necessitate the curtailment or ceasing of operations and impact the completion of the clinical trials.

The timing and degree of any future capital requirements will depend on many factors, including:

•	the accuracy of the assumptions underlying our estimates for capital needs in 2008 and beyond;

•	scientific progress in our research and development programs;

•	the magnitude and scope of our research and development programs;

•	our ability to establish, enforce and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with preclinical development and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

•	the number and type of product candidates that we pursue.

We do not have any committed sources of capital, although we have issued and outstanding warrants that, if exercised, would result in an equity capital raising transaction. Additional financing through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to our stockholders. Further, if additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our programs, any of which could have a material adverse effect on our financial condition or business prospects.

We have a “going-concern qualification” in our certifying accountant’s financial statement report, which may make capital raising more difficult and may require us to scale back or cease operations.

The report of our auditors in respect of the 2006 fiscal year includes a going concern qualification which indicates an absence of obvious or reasonably assured sources of future funding that will be required by us to maintain ongoing operations. We anticipate that our auditors will continue to include in their report for the 2007 fiscal year a going concern qualification. Although we have successfully funded Opexa, to date, by attracting additional investors in our equity, there is no assurance that our capital raising efforts will be able to attract additional necessary capital for our operations. The going concern qualification in any report of our auditors may make it more difficult for us to raise funds. If we are unable to obtain additional funding for operations, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations. In such event, investors may lose a portion or all of their investment.

Clinical trials are subject to extensive regulatory requirements, very expensive, time-consuming and difficult to design and implement. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous Food and Drug Administration (FDA) requirements, and must otherwise comply with federal, state and local requirements and policies of the medical institutions where they are conducted. The clinical trial process is also time-consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	FDA or Institutional Review Board (IRB) objection to proposed protocols;

•	discussions or disagreement with FDA over the adequacy of trial design to potentially demonstrate effectiveness, and subsequent design modifications;

•	unforeseen safety issues;

•	determination of dosing issues and related adjustments;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	product quality problems (e.g., sterility or purity)

•	challenges to patient monitoring and data collection during or after treatment (for example, patients’ failure to return for follow-up visits); and

•	failure of medical investigators to follow our clinical protocols.

In addition we or the FDA (based on its authority over clinical studies) may delay a proposed investigation or suspend clinical trials in progress at any time if it appears that the study may pose significant risks to the study participants or other serious deficiencies are identified. Prior to approval of our product, FDA must determine that the data demonstrate safety and effectiveness.

We are dependent upon our management team and a small number of employees.

Our business strategy is dependent upon the skills and knowledge of our management team. We believe that the special knowledge of these individuals gives us a competitive advantage. If any critical employee leaves, we may be unable on a timely basis to hire suitable replacements to effectively operate our business. We also operate with a very small number of employees and thus have little or no backup capability for their activities. The loss of the services of any member of our management team or the loss of a number of other employees could have a material adverse effect on our business.

We are dependent on contract research organizations and other contractors for clinical testing and for certain research and development activities, thus the timing and adequacy of our clinical trials and such research activities are, to a certain extent, beyond our control.

The nature of clinical trials and our business strategy requires us to rely on contract research organizations, independent clinical investigators and other third party service providers to assist us with clinical testing and certain research and development activities. For example, our current Phase IIb clinical study of Tovaxin for MS being managed by the contract research organization PharmaNet, LLC. As a result, our success is dependent upon the success of these outside parties in performing their responsibilities. Although we believe our contractors are economically motivated to perform on their contractual obligations, we cannot directly control the adequacy and timeliness of the resources and expertise applied to these activities by our contractors. If our contractors do not perform their activities in an adequate or timely manner, the development and commercialization of our drug candidates could be delayed.

If we fail to meet our obligations under our license agreements, we may lose our rights to key technologies on which our business depends.

Our business depends on three licenses from third parties. These third party license agreements impose obligations on us, such as payment obligations and obligations to diligently pursue development of commercial products under the licensed patents. If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights. During the period of any such litigation, our ability to carry out the development and commercialization of potential products could be significantly and negatively affected. If our license rights were restricted or ultimately lost, our ability to continue our business based on the affected technology platform could be severely adversely affected.

Our current research and manufacturing facility is not large enough to manufacture future stem cell and T-cell therapies.

We conduct our research and development in a 10,200 square foot facility in The Woodlands, Texas, which includes an approximately 800 square foot suite of three rooms for the manufacture of stem cell and T-cell therapies through Phase III trials. Our current facility is not large enough to conduct commercial-scale manufacturing operations. We will need to expand further our manufacturing staff and facility, obtain a new facility or contract with corporate collaborators or other third parties to assist with future drug production.

In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We do not have funds available for building a manufacturing facility, and we may not be able to build a manufacturing facility that both meets regulatory requirements and is sufficient for our commercial-scale manufacturing.

We may arrange with third parties for the manufacture of our future products. However, our third-party sourcing strategy may not result in a cost-effective means for manufacturing our future products. If we employ third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with the FDA’s current Good Manufacturing Practices and other regulatory requirements. We further may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

Patents obtained by other persons may result in infringement claims against us that are costly to defend and which may limit our ability to use the disputed technologies and prevent us from pursuing research and development or commercialization of potential products.

A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, stem cells, T-cells, and other technologies potentially relevant to or required by our expected products. We cannot predict which, if any, of such applications will issue as patents or the claims that might be allowed. We are aware that a number of companies have filed applications relating to stem cells. We are also aware of a number of patent applications and patents claiming use of stem cells and other modified cells to treat disease, disorder or injury.

If third party patents or patent applications contain claims infringed by either our licensed technology or other technology required to make and use our potential products and such claims are ultimately determined to be valid, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. If we are unable to obtain such licenses at a reasonable cost, we may not be able to develop some products commercially. There can be no assurance that we will not be obliged to defend ourselves in court against allegations of infringement of third party patents. Patent litigation is very expensive and could consume substantial resources and create significant uncertainties. An adverse outcome in such a suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease using such technology.

If we are unable to obtain future patents and other proprietary rights our operations will be significantly harmed.

Our ability to compete effectively is dependent in part upon obtaining patent protection relating to our technologies. The patent positions of pharmaceutical and biotechnology companies, including ours, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced before or after the patent is issued. Consequently, we do not know whether the patent applications for our technology will result in the issuance of patents, or if any future patents will provide significant protection or commercial advantage or will be circumvented by others. Since patent applications are secret until the applications are published (usually eighteen months after the earliest effective filing date), and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that the inventors of our licensed patents were the first to make the inventions covered by the patent applications or that the licensed patent applications were the first to be filed for such inventions. There can be no assurance that patents will issue from the patent applications or, if issued, that such patents will be of commercial benefit to us, afford us adequate protection from competing products, or not be challenged or declared invalid.

Our competition includes fully integrated biopharmaceutical and pharmaceutical companies that have significant advantages over us.

The markets for therapeutic stem cell products, multiple sclerosis products, and rheumatoid arthritis products are highly competitive. We expect that our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies. These companies are developing stem cell-based products and they have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing than we currently do. Many of these potential competitors are further along in the process of product development and also operate large, company-funded research and development programs. As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. Competitive products may render any products or product candidates that we develop obsolete.

Restrictive and extensive government regulation could slow or hinder our production of a cellular product.

The research and development of stem cell therapies is subject to and restricted by extensive regulation by governmental authorities in the United States and other countries. The process of obtaining FDA and other necessary regulatory approvals is lengthy, expensive and uncertain. We may fail to obtain the necessary approvals to continue our research and development, which would hinder our ability to manufacture or market any future product.

To be successful, our product candidates must be accepted by the health care community, which can be very slow to adopt or unreceptive to new technologies and products.

Our product candidates, if approved for marketing, may not achieve market acceptance since hospitals, physicians, patients or the medical community in general may decide to not accept and utilize these products. The product candidates that we are attempting to develop represent substantial departures from established treatment methods and will compete with a number of more conventional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

•	our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;

•	our ability to create products that are superior to alternatives currently on the market;

•	our ability to establish in the medical community the potential advantage of our treatments over alternative treatment methods; and

•	reimbursement policies of government and third-party payers.

If the health care community does not accept our products for any of the foregoing reasons, or for any other reason, our business would be materially harmed.

Risks Related to Our Common Stock

There is currently a limited market for our common stock, and any trading market that exists in our common stock may be highly illiquid and may not reflect the underlying value of the Company’s net assets or business prospects.

Although our common stock is traded on the NASDAQ Capital Market, there is currently a limited market for our common stock and there can be no assurance that an improved market will ever develop. Investors are cautioned not to rely on the possibility that an active trading market may develop.

As our share price is volatile, we may be or become the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Our “blank check” preferred stock could be issued to prevent a business combination not desired by management or our current majority shareholders.

Our articles of incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined by our board of directors without shareholder approval. Our preferred stock could be utilized as a method of discouraging, delaying, or preventing a change in our control and as a method of preventing shareholders from receiving a premium for their shares in connection with a change of control.

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock to finance future acquisitions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We presently do not intend to pay cash dividends on our common stock.

We currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of the our business.

There are a large number of shares underlying our warrants that may be available for future sale. Substantial sales of our common stock by our current holders or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by our current holders after this offering. Any sales of substantial amounts of our common stock in the public market by our current holders or us, or the perception that these sales might occur, such as might arise from exercise of outstanding warrants, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read “Description of Securities” for information about the number of shares that will be outstanding and that could be acquired through warrant exercise after this offering.

There is currently no market for our Series E warrants and we do not expect a liquid market for the Series E warrants to develop.

There is currently no market for our Series E warrants; and, although we expect to have the Series E warrants listed on the NASDAQ Capital Market, we do not expect a significant liquid market for the Series E warrants to develop. To the extent a market for the Series E warrants does develop, the price for the Series E warrants will depend, in large part, on the price of our common stock.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the warrants.

In order for you to be able to exercise the warrants offered hereby, the underlying shares must be covered by an effective registration statement and qualify for an exemption under the securities laws of the state in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the offer and sale of the warrants and the common stock underlying these warrants, or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

The warrants may be redeemed on short notice. This may have an adverse impact on their price.

We may redeem the warrants for $0.01 per warrant once a share of common stock has traded at $4.00, subject to adjustment, for 20 consecutive trading days. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible for you to exercise the warrants. As a result, you would be unable to benefit from owning the warrants being redeemed.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements relate to future events and/or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of our activity, performance or achievements or the industry in which we operate to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and those described elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by our use of terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform prior statements to actual results.

USE OF PROCEEDS

We will receive net proceeds of approximately $6.4 million (or $7.4 million if the underwriter exercises its over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses that we will pay, assuming no proceeds from warrants being issued.

We intend to use the net proceeds of our sales of common stock and the associated warrants in this offering to complete the Tovaxin Phase IIb clinical study and initiate the second year open label extension study being offered to patients who complete the Phase IIb study. We expect the proceeds will fund the company’s operations into the fourth quarter of 2008. We intend to use any proceeds received from exercise of the over-allotment option to fund working capital and for other general corporate purposes. The company will be required to raise additional capital to complete the Tovaxin Phase IIb clinical study and/or initiate the second year open label extension study and/or curtail certain activities related to the Tovaxin clinical programs. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Shares of our common stock are traded on the NASDAQ Capital Market under the symbol “OPXA”. Our common stock trades on a limited, sporadic and volatile basis. As of January 10, 2008, the last reported sales price of our common stock was $2.19. As of January 10, 2008, there were 6,696,784 shares of our common stock outstanding that were held by approximately 335 holders of record and approximately 926 beneficial holders.

The following table sets forth, for the periods indicated, the range of high and low bid information for our common stock.

	Price Ranges
	High	Low
Fiscal Year Ended December 31, 2006
First Quarter	$7.00	$4.40
Second Quarter	10.10	5.10
Third Quarter	9.15	4.93
Fourth Quarter	7.00	5.40

Fiscal Year Ended December 31, 2007
First Quarter	6.05	3.90
Second Quarter	5.89	4.05
Third Quarter	5.35	3.50
Fourth Quarter	4.30	1.85

Holders of shares of common stock will be entitled to receive cash dividends when, as and if declared by our Board of Directors, out of funds legally available for payment thereof. However, if dividends are not declared by our Board of Directors, no dividends shall be paid. We have not paid any dividends on our common stock since our inception.

We do not anticipate that any cash dividends will be paid in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, we anticipate that all earnings, if any, will be retained to finance our future expansion. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the shares offered by this prospectus.

SELECTED HISTORICAL FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and accompanying footnotes. The selected consolidated balance sheet data as of December 31, 2006, as restated, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data and consolidated balance sheet data for the nine months ended September 30, 2006 and 2007, as restated, have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Restated Year Ended December 31, 2005	Restated Year Ended December 31, 2006	Restated Nine Months Ended September 30, 2006	Restated Nine Months Ended September 30, 2007
Consolidated Statements of Operations Data:
Revenues	$—	$—	$—	$—
Operating Expenses
Research and development	5,159,853	7,850,373	4,532,240	10,148,930
General and administrative	6,259,075	5,461,047	5,676,221	2,557,609
Depreciation and amortization	98,080	174,117	122,469	149,371
Loss on disposal of assets	22,810	2,376	2,377	4,034

Net operating loss	(11,539,818)	(13,487,913)	(10,333,307)	(12,859,944)
Interest income	81,930	688,299	477,547	423,086
Other income	28,174	46,450	46,450	—
Gain on extinguishment of debt	—	—	—	1,612,440
Gain/(loss) on derivative liability	3,896,841	104,978	(860,130)	—
Interest expense	(7,323,851)	(984)	(891)	(10,875)

Net loss	$(14,856,724)	$(12,649,170)	$(10,670,331)	$(10,835,293)

Net loss per common share, basic and diluted	$(9.49)	$(2.35)	$(2.16)	$(1.62)

Weighted average number of common shares outstanding, basic and diluted	1,564,837	5,390,910	4,950,862	6,696,784

	Restated December 31, 2006	Restated September 30, 2007
Consolidated Balance Sheets Data:
Current assets	$15,444,891	$6,230,016
Fixed assets	1,361,377	1,355,753

Total assets	$16,806,268	$7,585,769

Current liabilities	$9,287,128	$2,077,237
Long term liabilities	96,242	177,339

Total liabilities	9,383,370	2,254,576

Common stock	3,348,351	3,348,351
Additional paid in capital	63,118,180	75,863,587
Accumulated deficit	(59,043,633)	(73,880,745)

Total stockholders’ equity	7,422,898	5,331,193

Total liabilities and stockholders’ equity	$16,806,268	$7,585,769

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors”, “Disclosure Regarding Forward-Looking Statements” or in other parts of this prospectus. We undertake no obligation to update any information in our forward-looking statements except as required by law.

Overview

We are a development-stage company and have a limited operating history. Our predecessor company for financial reporting purposes was formed on January 22, 2003 to acquire rights to our adult stem cell technology. In November 2004 we acquired Opexa Pharmaceuticals, Inc. and its MS treatment technology. We are still developing all of our technology, and to date, we have not generated any revenues from our operations. As we continue to execute our operations plan, we expect our development and operating expenses to increase.

Research and development. We have made and expect to continue to make substantial investments in research and development in order to develop and market our technology. Research and development costs consist primarily of general and administrative and operating expenses related to research and development activities. We expense research and development costs as incurred. Acquired research and development that has no alternative future use is expensed when acquired. Property, plant and equipment for research and development that has an alternative future use is capitalized and the related depreciation is expensed as research and development costs. We expect our research and development expense to increase as we continue to invest in the development of our technology.

General and administrative. General and administrative expenses consist primarily of salaries and benefits, stock compensation expenses, office expense, professional services fees, and other corporate overhead costs. We anticipate increases in general and administrative expenses as we continue to develop and prepare for commercialization of our technology.

Results of Operations

Three Months Ended September 30, 2007 Compared with the Three Months Ended September 30, 2006

Net Sales. We recorded no sales for the three months ended September 30, 2007 and 2006.

Research and Development Expenses. Research and development expense was $3,189,256 for the three months ended September 30, 2007, compared to $2,113,878 for the three months ended September 30, 2006. The increase in expenses was primarily due to the costs of the Phase IIb clinical trial for Tovaxin and stock compensation expense recorded in 2007. We have made and expect to continue to make substantial investments in research and development in order to develop and market our technology. We expense research and development costs as incurred. Acquired research and development that has no alternative future use is expensed when acquired. We expect our research and development expense to increase as we continue to invest in the development of our technology.

General and Administrative Expenses. Our general and administrative expense was $842,079 for the three months ended September 30, 2007, as compared to $1,430,507 for the three months ended September 30, 2006. The decrease in expenses is primarily due to a decrease in stock compensation expenses, professional service fees and overhead expenses. We anticipate increases in general and administrative expenses as we continue to develop and prepare for commercialization of our technology.

Interest Expense. Interest expense was $4,731 for the three months ended September 30, 2007, compared to $278 for the three months ended September 30, 2006. The increase in interest expense was primarily due to a loan payable consisting of an equipment line of up to $250,000 with Wells Fargo of which $236,563 was outstanding as of September 30, 2007.

Interest Income. Interest income was $102,292 for the three months ended September 30, 2007 compared to $259,141 for the three months ended September 30, 2006. The decrease was due to the reduction in cash balances that were available for investment in cash equivalent investments.

Net loss. We had a net loss for the three months ended September 30, 2007, of $2,371,780, or $0.35 per share (basic and diluted), compared with a net loss of $919,283, or $0.14 per share (basic and diluted), for the three months ended September 30, 2006. The increase in net loss is primarily due to the costs of the Phase IIb clinical trial for Tovaxin offset by a reduction in stock-based compensation expense and gain on extinguishment of debt.

Nine Months Ended September 30, 2007 Compared with the Nine Months Ended September 30, 2006

Net Sales. We recorded no sales for the nine months ended September 30, 2007 and 2006.

Research and Development Expenses. Research and development expense was $10,148,930 for the nine months ended September 30, 2007, compared to $4,532,240 for the nine months ended September 30, 2006. The increase in expenses was primarily due to the costs of the Phase IIb clinical trial for Tovaxin, research and development in support of pre-clinical diabetes stem cell therapies and stock compensation expense recorded in 2007. We have made and expect to continue to make substantial investments in research and development in order to develop and market our technology. We expense research and development costs as incurred. Acquired research and development that has no alternative future use is expensed when acquired. We expect our research and development expense to increase as we continue to invest in the development of our technology.

General and Administrative Expenses. General and administrative expense was $2,557,609 for the nine months ended September 30, 2007, as compared to $5,676,221 for the nine months ended September 30, 2006. The decrease in expenses is primarily due to a decrease in stock compensation expenses, professional service fees and overhead expenses. We anticipate increases in general and administrative expenses as we continue to develop and prepare for commercialization of our technology.

Interest Expense. Interest expense was $10,875 for the nine months ended September 30, 2007, compared to $891 for the nine months ended September 30, 2006. The increase in interest expense was primarily due to a loan payable consisting of an equipment line of up to $250,000 with Wells Fargo of which $236,563 was outstanding as of September 30, 2007.

Interest Income. Interest income was $423,086 for the nine months ended September 30, 2007 compared to $477,547 for the nine months ended September 30, 2006. The decrease was due to the reduction in cash balances that were available for investment in cash equivalent investments.

Net loss. We had a net loss for the nine months ended September 30, 2007, of $10,835,293, or $1.62 per share (basic and diluted), compared with a net loss of $10,670,331, or $2.16 per share (basic and diluted), for the nine months ended September 30, 2006. The increase in net loss is primarily due to the costs associated with the Phase IIb clinical trial for Tovaxin offset by a reduction in stock-based compensation expense, gain on extinguishment of liability and loss on derivative instruments.

Comparison of Year Ended December 31, 2006 with the Year Ended December 31, 2005

Net Sales. We recorded no sales for the twelve months ended December 31, 2006 and December 31, 2005.

Research and Development Expense. Research and development expense was $7,850,373 for the twelve months ended December 31, 2006, as compared to $5,159,853 the twelve months ended December 31, 2005. The increase in expenses was primarily due to the costs of the Phase I/II and Phase IIb clinical trials for Tovaxin and research and development in support of pre-clinical diabetes stem cell therapies. We have made and expect to continue to make substantial investments in research and development in order to develop and market our technology. We expense research and development costs as incurred. Acquired research and development that has no alternative future use is expensed when acquired. Property, plant and equipment for research and development that has an alternative future use is capitalized and the related depreciation is expensed as research and development costs. We expect our research and development expense to increase as we continue to invest in the development of our technology.

General and Administrative Expenses. Our general and administrative expenses during the twelve months ended December 31, 2006, was $5,461,047 as compared to $6,259,075 for the twelve months ended December 31, 2005. The decrease in expenses is due to a combination of factors including a decrease in stock compensation expenses, professional service fees and overhead expenses in 2006. General and administrative expenses consist primarily of salaries and benefits, stock compensation expense, office expense, professional services fees, and other corporate overhead costs. We anticipate increases in general and administrative expenses as we continue to develop and prepare for commercialization of our technology.

Interest Expense. Interest expense was $984 for the twelve months ended December 31, 2006 compared to $7,323,851 for the twelve months ended December 31, 2005. Interest expense during 2005 was due to notes payable that were outstanding during the second quarter of 2005 which were subsequently converted into equity in June 2005, resulting in acceleration of the amortization of the discount related to the notes.

Interest Income. Interest income was $688,299 for the twelve months ended December 31, 2006 compared to $81,930 for the twelve months ended December 31, 2005. The increase was due to the investment of the cash proceeds from a 2006 equity financing in short term and cash equivalent investments.

Gain (Loss) on Derivative Instruments Liabilities, net. We recognized a gain on derivative instruments of $104,978 for the twelve months ended December 31, 2006 compared to $3,896,841 for the twelve months ended December 31, 2005. The decrease is a result of the net unrealized (non-cash) change in the fair value of our derivative instrument liabilities.

Net Loss. We had net loss for the year ended December 31, 2006, of $12,649,170 or ($2.35) per share (basic and diluted), compared with a net loss of $14,856,724 or ($9.49) per share (basic and diluted), for the twelve months ended December 31, 2005.

Liquidity and Capital Resources

Changes in cash flow. Cash used in operations for the nine month period ended September 30, 2007 was $6,154,074, as compared to $5,899,299 used in operations for the nine months ended September 30, 2006. The increase in cash used in operations is primarily due to an increase in operating expenses offset in part by the maturity of approximately $2.9 million in marketable securities and its reclassification to cash and cash equivalents and by an increase in accrued expenses resulting from the Phase IIb clinical trial. Cash used in investing activities for the nine month period ended September 30, 2007 was $147,782, as compared to $487,567 for the nine months ended September 30, 2006. The decrease was primarily due to a decrease in equipment purchases. Cash provided from financing activities for the nine month period ended September 30, 2007 was $126,241, as compared to $21,153,520 for the nine months ended September 30, 2006. The decrease was due to the proceeds from the April 2006 equity financing.

We used approximately $11.0 million of cash for operating activities for the year ended December 31, 2006 compared to approximately $6.2 million for the same period of 2005. The increase in use of cash is primarily due to an increase in research and development expenditures related to the clinical trials for our Tovaxin therapy for MS and the purchase of marketable securities.

Capital expenditures were approximately $0.6 million in 2006 and consisted primarily of laboratory equipment and leasehold improvements related to the construction of manufacturing facilities.

Liquidity. Historically, the Company has financed its operations primarily from the sale of its debt and equity securities. As of September 30, 2007, the Company had cash, cash equivalents and marketable securities of approximately $5.8 million.

Our financing activities generated approximately $21.3 million for the year ended December 31, 2006 as compared to approximately $8.2 million for the same year ended December 31, 2005. In both periods, the cash generated from financing activities resulted from the sale of common stock in equity financings.

Our current burn rate is approximately $1 million per month, excluding capital expenditures. Our capital resources at September 30, 2007, will support our operations at current levels into the first quarter of 2008. Thereafter, we will need substantial amounts of capital to continue to fund our planned operations. Even with the proceeds of this offering, we will need additional capital in fiscal year 2008 to fund our business plan and support our operations. We believe that with the anticipated proceeds from this offering and our other cash and cash equivalent assets, we will be able to fund our operations into the fourth quarter 2008. As our prospects for funding, if any, develop during the fiscal year, we will assess our business plan and make adjustments accordingly. The report of our independent auditors for the financial statements ended December 31, 2006, includes a going concern qualification. We anticipate that the report of the independent auditors for the financial statements ended December 31, 2007, will also have a similar qualification. Although we have successfully funded our operations to date by attracting additional investors in our equity, there is no assurance that our capital raising efforts will be able to attract additional necessary capital for our operations. If we are unable to obtain additional funding for operations at any time now or in the future, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations.

We recently terminated a private offering of equity to accredited investors. We sought to raise up to $20 million in gross proceeds and considered selling either common stock or convertible preferred stock with warrants to purchase common stock. We later determined that a public offering of common stock was more desirable for the company and therefore terminated our private financing effort on October 24, 2007. This offering supersedes the previous private equity offering.

Contractual Commitments

A tabular disclosure of contractual obligations at December 31, 2006, is as follows:

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Leases	$1,274,175	$117,774	$276,978	$295,080	$584,343
Consulting and Research Agreements	$142,647	$142,147	$500	$—	$—

Total	$1,416,822	$259,921	$277,478	$295,080	$584,343

Off-Balance Sheet Arrangements

As of December 31, 2006, we had no off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements.

Reverse Acquisition. We treated the merger of PharmaFrontiers Corp. into Sportan as a reverse acquisition. Pursuant to the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text, the “merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.” Accordingly, the reverse acquisition has been accounted for as a recapitalization. For accounting purposes, the original PharmaFrontiers Corp. is considered the acquirer in the reverse acquisition. The historical financial statements are those of the original PharmaFrontiers Corp. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

Stock-Based Compensation. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) which establishes accounting for equity instruments exchanged for employee service. We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Further, as required under SFAS 123R, we now estimate forfeitures for options granted, which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on, or determined from, external data and other assumptions may be derived from our historical experience with stock-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

We estimated volatility by considering historical stock volatility. As allowed by Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, we have opted to use the simplified method for estimating expected term equal to the midpoint between the vesting period and the contractual term.

Research and Development. The costs of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities acquired or constructed for research and development activities that have no alternative future uses are considered research and development costs and are expensed at the time the costs are incurred.

Accounting for Derivative Instruments. Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives are separately valued and accounted for on our balance sheet. Fair values for securities traded in the open market and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model we use for determining fair values of our derivatives is the Black Scholes Pricing Model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates, exchange rates and stock price volatilities. Selection of these inputs involves management’s judgment and may impact net income.

In September 2000, the Emerging Issues Task Force (“EITF”) issued EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) which requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, in June 2006, we determined that certain outstanding warrants to purchase our common stock should be separately accounted for as liabilities. We had not classified these derivative liabilities as such in our historical financial statements. In order to reflect these changes, we restated our financial statements for the year ended December 31, 2005 to record the fair value of these warrants on our balance sheet and record unrealized changes in the values of these derivatives in our consolidated statement of operations as “Gain (loss) on derivative liabilities.”

We have evaluated the provisions of the registration rights agreement that require us to pay registration delay payments in combination with the financial instrument and concluded that the combined instrument meets the definition of a derivative under SFAS 133.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The impact of implementing EITF 00-19-2 in the fiscal year 2007 resulted in a cumulative effect of a change in accounting principle with a credit to beginning retained earnings of $6,656,677 and a reversal of the same amount to the derivative liability account.

OUR BUSINESS

Overview

We are a biopharmaceutical company developing autologous cellular therapies to treat several major illnesses, including multiple sclerosis (MS), rheumatoid arthritis (RA) and diabetes. These therapies are based on our proprietary T-cell and adult stem cell technologies. The information discussed related to our product candidates is preliminary and investigative. Such product candidates are not approved by the FDA.

T-Cell Therapy

We have an exclusive worldwide license from Baylor College of Medicine to an individualized T-cell therapeutic vaccine, Tovaxin, which is in United States (U.S.) FDA Phase IIb human clinical trials to evaluate its safety and effectiveness in treating MS.

MS is the result of a person’s own T-cells attacking the myelin sheath that coats the nerve cells of the central nervous system (CNS). Tovaxin consists of attenuated patient-specific myelin reactive T-cells (MRTCs) against peptides from one or more of the primary proteins on the surface of the myelin sheath (myelin basic protein (MBP), proteolipid protein (PLP) and myelin oligodendrocyte glycoprotein (MOG)). Patient-specific MRTCs are expanded in culture with specific peptides identified by our proprietary test of the patient’s peripheral blood, the cells are attenuated by gamma irradiation, and then returned to the patient as a subcutaneous injection. Although further testing is necessary, results from our initial human trials appear to indicate that these attenuated T-cells cause an immune response directed at the autoreactive T-cells in the patient’s body, stimulating a reduction in the level of harmful T-cells.

We believe that our initial human trials suggest that Tovaxin safely induces the depletion and regulation of MRTCs, possibly stabilizing the disease, reducing the annualized relapse rate, and potentially improving the disability scores of patients. Patients treated in a 10-subject, open-label Phase I/II dose escalation clinical trial with Tovaxin have experienced minimal side effects and the “per protocol” analysis of patients treated with Tovaxin achieved a 90% reduction (p=0.0039) in annualized relapse rate (ARR). The group treated with the mid dose (30-45 x 106 attenuated T-cells) achieved a 100% reduction in ARR. The Phase IIb trial is being conducted with the mid dose.

In a one-year, 8-subject extension clinical trial of relapsing remitting (RRMS) and secondary progressive (SPMS) subjects, the “per-protocol” analysis of Tovaxin therapy achieved a 92% (p=0.0078) reduction in annualized relapse rate (ARR) in subjects who received two treatment doses of 30-45 x 106 attenuated T-cells eight weeks apart and were monitored for an additional 44 weeks. Subjects in the extension study had previously been treated an average of approximately 5 years earlier at Baylor College of Medicine under the direction of the inventor of Tovaxin Jingwu Zhang, M.D., Ph.D with an early version of the T-cell vaccine.

In November 2006, we enrolled the first patient in a double blind, placebo controlled, 150 patient Phase IIb clinical trial. We completed enrollment of all 150 patients in May 2007.

Our Rheumatoid Arthritis (RA) T-cell vaccination (TCV) technology is conceptually similar to Tovaxin. RA is an autoimmune T-cell-mediated disease in which pathogenic T-cells trigger an inflammatory autoimmune response of the synovial joints of the wrists, shoulders, knees, ankles and feet which causes pain, stiffness, and swelling around the joints and erosion into cartilage and bone. Our RA TCV technology allows the isolation of these pathogenic T-cells from synovial fluid drawn from a patient. We will expand and attenuate these T-cells in our laboratory. The attenuated T-cells will be injected subcutaneously into patients with the goal of inducing an immune response directed at the Pathogenic T-cells in the patient’s body. We believe this immune response could reduce the level of pathogenic T-cells and potentially allow the reduction of joint swelling in RA patients.

Stem Cell Therapy

We have developed a proprietary adult stem cell technology to produce monocyte-derived stem cells (MDSC) from blood. These MDSC can be derived from a patient’s monocytes, expanded ex vivo, and then administered to the same patient. We believe that because this is an autologous therapy, there should be no rejection issues as self-derived MDSC pose no immunological problems. Normally, allogenic cells are deleted by host immune responses and require the use of anti-rejection drugs.

Our multi-potent stem cell is derived from peripheral blood monocytes which when cultured under defined conditions are able to further differentiate into several cellular lineages. Molecular biology and immunohistochemical studies have shown that these MDSCs have specific markers that distinguish them from other stem cells. In addition these studies have also shown a time-dependence for the expression of these specific gene products during the growth and differentiation of MDSCs. In vitro experiments with MDSCs have shown their capacity to differentiate towards hematopoietic, epithelial, endothelial, endocrine and neuronal cells. Our main focus is the further development of this monocyte-derived stem cell (MDCS) technology as a platform for the in vitro generation of highly specialized cells for potential application in autologous cell therapy for patients with diseases such diabetes mellitus and cardiovascular disease.

Other Opportunities

We intend to conduct basic research to determine the potential use of stem cells and differentiated cells in other indications, such as macular degeneration, stroke, myocardial infarction, wound healing and Parkinson’s disease. We intend to partner or sublicense some of these indications if they are not pursued for internal development. For those indications where we believe we can participate commercially, we desire to partner in key commercial markets outside of the U.S.

The Company’s Products and Services

Our T-cell Platform

Multiple Sclerosis—Background

In the U.S., approximately 400,000 people suffer from MS, a chronic progressive autoimmune disease of the central nervous system (CNS) that is caused by myelin autoreactive T-cells progressively eroding the myelin that surrounds and insulates nerve fibers of the brain and spinal cord resulting in varying amounts of disability. Globally, there are approximately 2.5 million MS patients representing a drug market believed to be approximately $5 billion in 2005. The US markets accounted for slightly more than 50 percent of global MS sales in 2005, approximately $2.5 billion. MS remains a challenging autoimmune disease to treat because the pathophysiologic mechanisms are diverse, and the chronic, unpredictable course of the disease makes it difficult to determine whether the favorable effects of short-term treatment will be sustained. Therapies that are easy to use and can safely prevent or stop the progression of disease represent the greatest unmet need in MS.

In recent years, the understanding of MS pathogenesis has evolved to comprise an initial, T-cell-mediated inflammatory activity followed by selective demyelination (erosion of the myelin coating of the nerve fibers) and then neurodegeneration. The discovery of disease-relevant immune responses has accelerated the development of targeted therapeutic products for the treatment of the early stages of MS.

Some subjects, who have the appropriate genetic background, have increased susceptibility for the in vivo activation and clonal expansion of myelin autoreactive T-cells. These myelin autoreactive T-cells may remain dormant, but at some point they are activated in the periphery, possibly by molecular mimicry (i.e., recognition of epitopes that are common to autoantigens and microbial antigens as exogenous triggers), thus enabling them to cross the blood-brain barrier (BBB) and infiltrate the healthy tissue of the brain and spinal cord. The cascade of pathogenic events leads to demyelination of axons, which causes nerve impulse transmissions to diffuse into the tissue.

Current Therapy for Multiple Sclerosis

Current MS disease modifying drugs on the market are mostly palliative and generally work through a mechanism of immunomodulation or immunosuppression. These therapies for MS are dominated by three forms of interferon that require frequent subcutaneous or intramuscular injections (Avonex, Betaseron and Rebif). Copaxone is an immunomodulator composed of a random copolymer of amino acids that is administered daily. Novantrone (mitoxanthrone) is an immunosuppressive drug that can only be given four times per year with a life time limit of 8 to 12 doses. All of the current therapies only slow the progression of MS and they have significant patient compliance challenges because of the dosing schedule, limited decrease in relapse rate, side effects profile (e.g., the interferon formulations produce severe flu-like symptoms, injection site reactions, infection and neutralizing antibodies (ranging from 5% to 45%) are developed that limits the efficacy of treatment; Copaxone causes significant injection site reactions; while Novantrone causes infections, bone marrow suppression, nausea, hair thinning, bladder infections, and mouth sores). These drugs must be administered daily to weekly. Tysabri®, a selective adhesion molecule inhibitor (an alpha 4 integrin antagonist), represents another class of MS drugs that works by preventing immune system cells (all leukocytes carrying the alpha 4 integrin glycoprotein on their surface) from crossing the BBB and move into the CNS. Tysabri® requires a once per month infusion and has been reintroduced to the market after being originally withdrawn in 2005 based on safety concerns over several patient deaths due to virally mediated brain inflammation—a condition called progressive multifocal leukoencephalopathy (PML).

Tovaxin for Multiple Sclerosis

We believe that Tovaxin works selectively on the myelin autoreactive T-cells by harnessing the body’s natural immune defense system and feedback mechanisms to deplete these T-cells and induce favorable immune regulatory responses by rebalancing the immune system. Tovaxin is manufactured by taking the MRTCs from the blood, expanding them to a therapeutic dose ex-vivo, and attenuating them with gamma irradiation to prevent DNA replication. These attenuated MRTCs are then injected subcutaneously into the body in large quantities. The body recognizes specific T-cell receptor molecules of these MRTCs as foreign and mounts an immune response reaction against them, not only destroying the injected attenuated MRTCs, but also the circulating, myelin autoreactive T-cells carrying the peptide-specific T-cell receptor molecules. In addition, T-cell activation molecules on the surface of the activated MRTCs used as vaccine induce favorable immune regulatory responses, which promote anti-inflammatory responses. Because the therapy uses an individual’s own cells, the only directly identifiable side effect, observed thus far, is injection site reaction in a small percentage of the patients. These reactions clear within 24 hours.

We believe that this technology platform may have applications in other T-cell mediated diseases such as Crohn’s disease, psoriasis, RA and Type 1diabetes.

Tovaxin Intellectual Property

The technology is based on discoveries made by Dr. Jingwu Zang of Baylor College of Medicine in Houston. We have an exclusive, worldwide license from the Baylor College of Medicine to develop and commercialize three technology areas for MS, namely T-cell vaccination, peptides, and diagnostics. Under the License Agreement with the Baylor College of Medicine, we have rights to a total of 11 patents (2 U.S. and 9 foreign) and 80 patent applications (6 U.S. and 74 foreign).

Tovaxin Manufacturing

We manufacture our TCV therapy in our own Good Manufacturing Practice (“GMP”) facility. The TCV technology producing Tovaxin is similar to that of traditional microbial vaccine technology, where the pathogen (or the attenuated derivative) is used to derive the protective antigens necessary to induce protective immune responses. In preparing the Tovaxin for a patient, the myelin autoreactive T-cells causing the disease are taken from the blood, specifically identified, and expanded ex vivo by incubating these T-cells with selected peptides of MBP, PLP, and MOG in the presence of antigen-presenting cells and growth factors. Myelin-peptide reactive T-cells are grown to therapeutic levels and cryopreserved. Prior to use, the MRTCs are expanded, formulated, and attenuated (by irradiation) to render them incompetent to replicate but viable for therapy. These attenuated T-cells are administered in a defined schedule of subcutaneous injections. We have shown that a single draw of a 500 ml bag of blood is sufficient to provide a full year’s therapeutic regimen of Tovaxin.

Clinical Development of Tovaxin

Tovaxin is currently in a Phase IIb clinical trial. Patients treated in our Phase I/II open-label studies with Tovaxin have experienced minimal side effects, an approximate 90% average reduction in annualized relapse rate and improvements in EDSS disability scores.

Tovaxin Phase IIb Clinical Trial

The Phase IIb trial, entitled “A Multicenter, Randomized, Double-Blind, Placebo-Controlled Study of Subcutaneous Tovaxin in Subjects with Clinically Isolated Syndrome or Relapsing Remitting Multiple Sclerosis”, is a multi-site double-blind, randomized, placebo-controlled 150 (100 treated, 50 placebo) patient trial. The trial is being conducted at 33 sites in the U.S. The primary endpoint will be brain lesion evaluation (the total number of gadolinium-enhancing lesions) via MRI with a secondary endpoint being annual relapse rate. This trial is designed to demonstrate the safety and efficacy of Tovaxin. We completed enrollment in May 2007 and expect top-line results in the fourth quarter of 2008.

Our Adult Stem Cell Platform

Stem Cells—Background

Stem cells are undifferentiated primary cells that have the potential to become any tissue or organ of the body. They hold therapeutic promise for the development of effective treatments and possibly cure for various diseases. The current stem cell research efforts have been divided between embryonic and tissue specific adult stem cells as potential therapeutic progenitor cells. Recent experiments with embryonic stem (ES) cells have demonstrated that these highly proliferative, pluripotent cells can differentiate into pancreatic-like b-cells. The major problem with ES cells is their pluripotency and risk that these cells, once transplanted, could form tumors. Given that, adult tissue specific stem cells have become attractive as a potential cell therapeutic. Adult tissue specific stem cells have advantages over ES cells; first, these cells can be isolated from a more manageable source such as bone marrow or other tissues; second, they proliferate in a controlled fashion and without the likelihood of tumorogenicity, and third, they can be used in an autologous setting and avoid the potential for rejection which exists for allogenic use of stem cells.

Hematopoietic stem cells (HSC’s), present in the bone marrow and precursors to all blood cells, are currently the only type of stem cells commonly used for therapy. Doctors have been transferring HSC’s in bone marrow transplants for more than 40 years. Advanced techniques for collecting or “harvesting” HSC’s are now used to treat leukemia, lymphoma and several inherited blood disorders.

The clinical potential of stem cells has also been demonstrated in the treatment of other human diseases, including diabetes and advanced kidney cancer. However, these new therapies have been offered only to a very limited number of patients using adult stem cells.

Stem cell therapies have technical, ethical and legal hurdles to overcome before they will be able to be used to possibly affect tissue and organ repair. A significant hurdle to most uses of stem cells is that scientists do not yet fully understand the signals that turn specific genes on and off to influence the differentiation of the stem cell. Therefore, scientists will have to be able to precisely control the differentiation of stem cells into the specific cell type to be used in therapy and drug testing. Current knowledge of the signals controlling differentiation falls well short of being able to mimic these conditions precisely to consistently have identical differentiated cells for each specified use.

To realize the promise of novel cell-based therapies for such pervasive and debilitating diseases such as diabetes and kidney cancer, scientists must be able to easily and reproducibly manipulate stem cells so that they possess the necessary characteristics for successful differentiation, transplantation and engraftment. To be useful for transplant purposes, stem cells must be reproducibly made to: proliferate extensively and generate sufficient quantities of tissue, differentiate into the desired cell type(s), survive in the recipient after transplant, integrate into the surrounding tissue after transplant, function appropriately for the duration of the recipient’s life, avoid harming the recipient in any way, and avoid the problem of immune rejection. There is no assurance that any commercialized cell-based therapies will ever be developed.

Therapies Utilizing Our Stem Cell Platform

We have developed a proprietary adult stem cell technology to produce monocyte-derived stem cells (MDSC) from blood. These MDSC can be derived from a patient’s monocytes, expanded ex vivo, and then administered to the same patient. We believe that because this is an autologous therapy, there should be no allogenic rejection issues as self-derived MDSC pose no immunological problems. Normally, allogenic cells are deleted by host immune responses and require the use of anti-rejection drugs.

Our multi-potent stem cell is derived from peripheral blood monocytes which when cultured under defined conditions are able to further differentiate into several cellular lineages. Molecular biology and immunohistochemical studies have shown that these MDSCs have specific markers that distinguish them from other stem cells. In addition these studies have also shown a time-dependence for the expression of these specific gene products during the growth and differentiation of MDSCs. In vitro experiments with MDSCs have shown their capacity to differentiate towards hematopoietic, epithelial, endothelial, endocrine and neuronal cells. Our main focus is the further development of this monocyte-derived stem cell technology as a platform for the in vitro generation of highly specialized cells for potential application in autologous cell therapy for patients with diseases such as diabetes mellitus and cardiovascular disease.

Working either alone or in conjunction with strategic partners, we intend to utilize these MDSC from the same patient to attempt to develop a therapy which may cause autologous tissue or organ repair. The initial internal therapeutic target is diabetes mellitus. Other therapeutic targets would be pursued through early-stage licensing or strategic alliances. The diabetes program is currently in pre-clinical development.

Pancreatic Islet Cell Development

Diabetes is a disease characterized by the failure or loss of pancreatic b-cells to generate sufficient levels of the hormone insulin required to meet the body’s need to maintain normal nutrient homeostasis. Type 1 diabetes is caused by the complete loss of pancreatic b-cells when the body’s own immune system mistakenly attacks and destroys a person’s b-cells. While for Type 2 diabetes the causes are far more complicated and poorly understood, the results of the disease are similar in that often the b-cells fail to generate sufficient amounts of insulin to maintain normal homeostasis. The loss of insulin results in an increase in blood glucose levels and will eventually lead to the development of premature cardiovascular disease, stroke, and kidney failure. Currently there is no permanent cure for diabetes; however, recent clinical islet cell transplantations have shown good success in restoring long-term endogenous insulin production and glycemic stability in subjects who have Type 1 diabetes mellitus with unstable baseline control. Persistent islet function without injected insulin dependence provides considerable benefit.

Current cell transplant therapy for the treatment of diabetes is limited by an inadequate supply of insulin-producing cells. Cadaveric sources are limited and up to three pancreas are required to obtain clinically significant quantities of b-cells for one patient. The identification of adult human stem cells provides a new prospect for obtaining a sufficient number of insulin-producing b-cells for transplantation. Using our technology a single blood draw may be adequate to produce clinical quantities of b-cells for a patient.

In vitro experiments with MDSC have shown their capacity to differentiate toward a wide variety of cell types including pancreatic b-like cells. These cells aggregate into clusters resembling pancreatic Islets of Langerhans termed monocyte derived islets (MDI). The cluster aggregates show endocrine gene expression. Biochemical assays have demonstrated that MDI can synthesize and secrete significant amounts of insulin during their growth and respond in a glucose-dependent manner. In addition, MDI can be stimulated or repressed by the addition of agonists or antagonists of insulin in vitro.

The importance of these stem cells is the ability to easily and cost effectively derive them from an individual’s circulating monocytes, expand them and administer them back into the same patient. This autologous approach provides a method to overcome any rejection issues and the need for immunosuppressant drugs, which are often associated with current transplantations.

Stem Cell Pre-Clinical and Clinical Development

We are conducting pre-clinical studies to demonstrate proof of concept and method of delivery with a planned IND (Investigational New Drug) submission to the FDA during 2008. We hope to commence a Phase I study for monocyte-derived islet transplantation of patients with Type 1 diabetes mellitus in 2009.

Licenses, Patents and Proprietary Rights

We believe that proprietary protection of our technologies is critical to the development of our business. We intend to continue to protect our proprietary intellectual property through patents and other appropriate means. We rely upon trade-secret protection for some confidential and proprietary information and take active measures to control access to that information. We currently have non-disclosure agreements with all of our employees, consultants, vendors, advisory board members and contract research organizations.

Our intellectual property strategy includes developing proprietary technology for the sourcing, scale up, manufacturing, and storage of T cells and multipotent adult stem cells and the use of these cells in multiple therapeutic applications. This strategy will include expanding on technologies in-licensed to us as well as in-licensing additional technologies through collaborations with universities and biotech companies.

We have exclusive, worldwide licenses to certain patents and patent applications that relate to our T-cell technology and our multipotent adult stem cell technology.

T-Cell Therapy Intellectual Property

We have an exclusive, worldwide license from the Baylor College of Medicine to certain patent applications relating to the treatment of MS using attenuated T-cells and to the use of the T-cell technology as a diagnostic. The license was granted to us by Baylor in exchange for common stock in Opexa Pharmaceuticals which we acquired in November 2004. The license requires us to pay royalties on sales of products covered by the license. We have filed additional patent applications related to T-Cell vaccination for MS.

Rheumatoid Arthritis Therapy Intellectual Property

We have an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for RA from the Shanghai Institutes for Biological Sciences (SIBS), Chinese Academy of Sciences of the People’s Republic of China. We made a one time $125,000 license payment and agreed to pay a royalty on net sales of products covered by the license. We have filed additional patent applications related to T-Cell vaccination for RA.

Stem Cell Therapy Intellectual Property

We have an exclusive, worldwide license from the University of Chicago, through its prime contractor relationship with Argonne National Laboratory, to a patent application related to the development of adult multipotent stem cells from monocytes isolated from adult human peripheral blood. The technology was discovered and developed at the Argonne National Laboratory, a U.S. Department of Energy Laboratory.

Pursuant to the license we have issued a total of 53,462 shares of our common stock and paid $232,742 to the University of Chicago. We will owe milestone payments upon demonstration of efficacy in Phase II clinical studies, submission for product approval to the FDA and approval of licensed products totaling $1,350,000. We will also pay royalties on net sales of products covered by the license.

We have filed additional patent applications related to the process of obtaining monocyte-derived stem cells. In addition, we have filed a patent application for the process of differentiation of MDSCs into monocyte-derived islets which function like pancreatic islet cells.

Our Product Pipeline

Multiple Sclerosis Therapy

Tovaxin is a vaccine approach for treating MS, in that it induces the body’s immune system to attack the MRTCs that we believe are responsible for destroying the myelin sheath coating of the axons in the central nervous system. We believe that the depletion and regulation of the MRTCs may stop progression of multiple sclerosis. Tovaxin is currently in a Phase IIb clinical trial. We completed enrollment of this trial in May, 2007.

Rheumatoid Arthritis Therapy

Our Rheumatoid Arthritis (RA) T-cell vaccination (TCV) technology is conceptually similar to Tovaxin. RA is an autoimmune T-cell-mediated disease in which pathogenic T-cells trigger an inflammatory autoimmune response of the synovial joints of the wrists, shoulders, knees, ankles and feet which causes pain, stiffness, and swelling around the joints. This technology is in preclinical development.

Diabetes Stem Cell Therapy

We believe that there are approximately 20.8 million people in the U.S. who have diabetes. More than 1 million of these people have Type 1 diabetes mellitus. Among adults with diagnosed diabetes, approximately 31% take insulin to control their disease. Research studies have found that improved glycemic control benefits people with either Type 1 or Type 2 diabetes. Islet transplantation using Opexa’s proprietary monocyte-derived islet cell may offer the potential to improve glycemic control in a subgroup of patients with Type 1 and Type 2 diabetes mellitus who are disabled by refractory hypoglycemia. We are in preclinical development and plan to file an IND in 2008 and initiate a Phase I clinical trial in 2009.

Other Opportunities

We intend to conduct basic research to determine the potential use of our stem cells in other indications such as macular degeneration, heart attack, and Parkinson’s disease. Liver cells (hepatocytes) derived from our stem cells may be valuable across the biopharmaceutical industry to test for drug toxicity or to help cure liver diseases. We intend to partner or sublicense some of these indications if they are not pursued for internal development. For those indications where we believe it can participate commercially, we will possibly take partners in key commercial markets outside of the United States.

Research Collaborations

We anticipate that from time to time in the future we will enter into collaborative research agreements with other academic and research institutions. We will use such agreements to enhance our research capabilities. Typically, in the industry, such agreements provide the industry partner with rights to license the intellectual property created through the collaboration. We may also enter into collaborative research agreements with other pharmaceutical companies when we believe such collaboration will support the development and commercialization of our technology.

Commercialization Through Third Parties

We anticipate that we will grant sublicenses for certain applications of our technologies. We believe that by sublicensing some of the rights to our technology to pharmaceutical companies and other third parties, we will be able to more efficiently develop some applications of our technologies. We currently do not have any sublicenses.

Competition

The development of therapeutic agents for human disease is intensely competitive. Major pharmaceutical companies currently offer a number of pharmaceutical products to treat MS, heart attack, stroke, Parkinson’s disease, diabetes, liver diseases, arthritis and other diseases for which our technologies may be applicable. Many pharmaceutical and biotechnology companies are investigating new drugs and therapeutic approaches for the same purposes, which may achieve new efficacy profiles, extend the therapeutic window for such products, alter the prognosis of these diseases, or prevent their onset. We believe that our products, when and if successfully developed, will compete with these products principally on the basis of improved and extended efficacy and safety and their overall economic benefit to the health care system. We expect competition to increase. We believe that our most significant competitors will be fully integrated pharmaceutical companies and more established biotechnology companies. Smaller companies may also be significant competitors, particularly through collaborative arrangements with large pharmaceutical or biotechnology companies. Some of our primary competitors in the current treatment of and in the development of treatments for MS include Biogen-Idec, Elan, Serono, Aventis, Teva, and Bayer/Schering AG. Some of our primary competitors in the development of stem cell therapies include Aastrom Biosciences, Geron, Gamida-Cell Ltd, Stem Cells Inc., Cellerant Therapeutics, and Osiris Therapeutics. Many of these competitors have significant products in development that could be competitive with our potential products.

Sales and Marketing

We intend to develop a sales force to market our MS cell therapy products in the U.S. Given the concentration of MS treatment among a relatively small number of specialized neurologists, we believe that a modest size sales force would be sufficient to market the MS products.

We plan to partner with large biotech and pharmaceutical companies for the marketing and sales of our MS and RA T-cell products outside the U.S. and for our stem cell therapy products.

Description of Property

Our 10,200 sq. ft. facility is located on 3 acres at 2635 North Crescent Ridge Drive in The Woodlands, Texas. This location provides space for research and development and manufacturing capacity for clinical trials; a specialized Flow Cytometry and Microscopy lab; support of clinical trials with 800 sq. ft. of GMP (good manufacturing practice) manufacturing suites; Quality Systems management with a Quality Control Laboratory, Regulatory Affairs, Quality Assurance; as well as administrative support space. There is 2,500 sq. ft. of space still available for future build-out. The facility including the property is leased for a term ending in 2015 with two options for an additional five years each at the then prevailing market rate.

Government Regulation

Our research and development activities and the future manufacturing and marketing of our potential products are, and will be, subject to regulation for safety and efficacy by a number of governmental authorities in the United States and other countries.

In the U.S., pharmaceuticals, biologicals and medical devices are subject to FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended, and the Public Health Service Act, as amended, the regulations promulgated thereunder, and other Federal and state statutes and regulations govern, among other things, the testing in human subjects, manufacture, safety, efficacy, labeling, storage, export, record keeping, approval, marketing, advertising and promotion of our potential products. Product development and approval within this regulatory framework takes a number of years and involves significant uncertainty combined with the expenditure of substantial resources.

FDA Approval

We will need to obtain FDA approval of any therapeutic product we plan to market and sell. FDA will only grant marketing approval if it determines that a product is safe and effective. The testing and approval process will require substantial time, effort and expense. The steps required before our potential products may be marketed in the U.S. include:

Preclinical Laboratory and Animal Tests. Preclinical tests include laboratory evaluation of the product and animal studies in specific disease models to assess the potential safety and efficacy of the product and our formulation as well as the quality and consistency of the manufacturing process.

Submission to the FDA of an Application for an Investigational New Drug Exemption, or IND, Which Must Become Effective Before U.S. Human Clinical Trials May Commence. The results of the preclinical tests are submitted to the FDA as part of an IND, and the IND becomes effective 30 days following its receipt by the FDA, as long as there are no questions, requests for delay or objections from the FDA. The sponsor of an IND must keep FDA informed during the duration of the study through required amendments and reports, including adverse event reports.

Adequate and Well-Controlled Human Clinical Trials to Establish the Safety and Efficacy of the Product. Clinical trials, which test the safety and efficacy of the product in humans, are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Any product administered in a U.S. clinical trial must be manufactured in accordance with Current Good Manufacturing Practice (cGMP or GMP). Each protocol is submitted to the FDA as part of the IND.

The protocol for each clinical study must be approved by an independent Institutional Review Board, or IRB, at the institution at which the study is conducted and the informed consent of all participants must be obtained. The IRB will consider, among other things, the existing information on the product, ethical factors, the safety of human subjects, the potential benefits of the therapy and the possible liability of the institution.

Clinical development is traditionally conducted in three sequential phases, which may overlap:

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In Phase I, products are typically introduced into healthy human subjects or into selected patient populations (i.e., patients with a serious disease or condition under study, under physician supervision, as may be the case with our potential products) to test for adverse reactions, dosage tolerance, absorption and distribution, metabolism, excretion and clinical pharmacology.

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Phase II involves studies in a limited population of patients with the disease or condition under study to (i) determine the efficacy of the product for specific targeted indications and populations, (ii) determine optimal dosage and dosage tolerance and (iii) identify possible and common adverse effects and safety risks. (Phase II may divided into Phase IIa and Phase IIb studies to address these issues.) When a dose is chosen and a candidate product is found to have preliminary evidence of effectiveness, and to have an acceptable safety profile in Phase II evaluations, Phase III trials begin

•

Phase III trials are undertaken to develop additional safety and effectiveness information from an expanded patient population, generally at multiple study sites. This information obtained is used to develop a better understanding of the risks and benefits of the product, and to determine appropriate labeling for use.

Based on clinical trial progress and results, FDA may request changes or may require discontinuance of the trials at any time if significant safety issues arise.

Submission to the FDA of Marketing Authorization Applications and FDA Review. The results of the preclinical studies and clinical studies are submitted to the FDA as part of marketing approval authorization applications such as New Drug Applications (NDAs) or Biologics License Applications (BLAs). FDA will evaluate such applications for the demonstration of safety and effectiveness. A BLA is required for biological products subject to licensure under the Public Health Service Act, and must show that the product is safe, pure and potent. In addition to preclinical and clinical data, the BLA must contain other elements such as manufacturing materials, stability data, samples and labeling. FDA approval of a BLA (granted by issuance of a license) is required prior to commercial sale or shipment of a biologic. A BLA shall only be approved once FDA examines the product and inspects the manufacturing establishment to assure conformity to the BLA and all applicable regulations and standards for biologics. The Center for Biologics Evaluation and Research has regulatory responsibility for review of biologics including cellular products and human cells, tissues and cellular and tissue-based products (HCT/Ps), while the Center for Drug Evaluation and Research is responsible for review of certain therapeutic biological products.

The time for review may vary widely depending on the specific product and disease to be treated, and a number of factors, including the risk/benefit profile identified in clinical trials, the availability of alternative treatments, and the severity of the disease. Additional animal studies or clinical trials may be requested during the FDA review period, which might add to the review time.

FDA’s marketing approval for a product for the treatment of a specific disease or condition in specified populations in certain clinical circumstances, as described on the approved labeling. The approved use is known as the “indication.” After FDA approves a product for the initial indication, further clinical trials may be required to gain approval for the use of the product for additional indications. The FDA may also require post-marketing testing (Phase IV studies) and surveillance to monitor for adverse effects, which could involve significant expense, or may elect to grant only conditional approvals.

Interaction with FDA During the Application and Review Process. Generally, early interaction and ongoing communication with FDA can facilitate the testing and approval process by helping to clarify FDA expectations, obtain FDA guidance and directions, and resolve disputed issues. In addition, expectations can be formalized in a “Special Protocol Assessment,” in which FDA provides official evaluation and guidance on proposed protocols for pivotal Phase III clinical trials. An SPA documents the FDA’s agreement that the design and plan analysis of the Phase III study adequately addresses objectives in support of a regulatory submission such as a BLA.

Ongoing Compliance Requirements

Even after product approval or licensure, there are a number of ongoing FDA regulatory requirements, including:

•	Registration and listing;

•	Regulatory submissions relating to changes in an NDA or BLA (such as the manufacturing process or labeling) and annual reports;

•	Adverse event reporting;

•	Compliance with advertising and promotion restrictions that relate to drugs and biologics;

•	Compliance with GMP and biological product standards (subject to FDA inspection of facilities to determine compliance);

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Compliance with “Good Tissue Practice” regulations, as applicable. (As defined by regulation, “human cell, tissue and cellular and tissue-based products” (HCT/P), which are subject to additional regulatory requirement, include stem cells that are progenitors of blood cells; however, the FDA makes no explicit statement in the regulations regarding the inclusion of other types of stem cells.)

Other Regulations

In addition to safety regulations enforced by the FDA, we are also subject to regulations under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act and other present and potential future foreign, Federal, state and local regulations. For instance, Product manufacturing establishments located in certain states also may be subject to separate regulatory and licensing requirements.

Outside the U.S., we will be subject to regulations that govern the import of drug products from the U.S. or other manufacturing sites and foreign regulatory requirements governing human clinical trials and marketing approval for our products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements vary widely from country to country. In particular, the European Union is revising its regulatory approach to high tech products, and representatives from the U.S., Japan and the European Union are in the process of harmonizing and making more uniform the regulations for the registration of pharmaceutical products in these three markets.

Employees

As of January 10, 2008, we had 40 full time employees. We believe that our relations with our employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

Legal Proceedings

We are not currently a party to any legal proceedings.

MANAGEMENT

The following table sets forth certain information regarding our current directors and executive officers.

Our executive officers are elected by the board of directors and serve at the discretion of the board. All of the current directors serve until the next annual stockholders’ meeting or until their successors have been duly elected and qualified.

Name	Age	Position
David B. McWilliams	64	President, Chief Executive Officer and Director
Jim C. Williams	64	Chief Operating Officer
Lynne Hohlfeld	47	Chief Financial Officer
Donna R. Rill	54	Vice President, Operations
Gregory H. Bailey	52	Director
David Hung	50	Director
Lorin J. Randall	64	Director
Michael Richman	46	Director
Scott B. Seaman	52	Director

Biographical information for our directors and executive officers is set forth below:

David B. McWilliams was appointed President and Director in August 2004. From December 2003 until August 2004, Mr. McWilliams was a private investor. From June 2003 to December 2003, Mr. McWilliams served as president and chief executive officer of Bacterial Barcodes, Inc., a molecular diagnostics company. From May 2002 to June 2003, Mr. McWilliams served as chief executive officer of Signase, Inc., a cancer therapy company. Mr. McWilliams served as chief executive officer of Encysive Pharmaceuticals Inc., a cardiovascular therapeutics company from June 1992 to March 2002. Prior to June 1992, Mr. McWilliams served as chief executive officer of Zonagen Inc., a human reproductive products company. Prior to that time, Mr. McWilliams was a senior executive with Abbott Laboratories and a management consultant with McKinsey & Co. He currently serves as a director of Novelos Therapeutics, Inc. He also serves on the boards of the Texas Healthcare and Bioscience Institute and the Houston Technology Center. Mr. McWilliams received an MBA in finance from the University of Chicago, and a B.A. in chemistry, Phi Beta Kappa, from Washington and Jefferson College.

Jim C. Williams has served as our Chief Operating Officer since November 2004. Dr. Williams served as Vice President of Clinical and Regulatory Affairs and as Chief Operating Officer for Opexa Pharmaceuticals, Inc. from February 2004 to November 2004. From August 2003 to February 2004 he was Senior Vice President, Regulatory Affairs and Operations for OSIRIS Therapeutics, Inc., and from November 2002 to August 2003 Dr. Williams was Vice President US Regulatory Affairs for Powderject Vaccines. From September 2001 to November 2002 Dr. Williams served as Assistant Vice President, Worldwide Regulatory Affairs for Wyeth BioPharma. Prior to this Dr. Williams served as Executive Director Regulatory Affairs for Aventis Pasteur from November 1994 to September 2001. Dr. Williams retired in 1994 as Captain from the U.S. Public Health Service with over twenty years of service in applied research and human-use product development which included assignments with the FDA, Center for Biologics Evaluation and Research as a Director Scientist in the Division of Vaccine and Related Product Applications; the US Army Medical Research Institute of Infectious Diseases as Chief, Intracellular Pathogens branch and the National Institutes of Health, National Institutes of Allergy and Infectious Diseases; and at the U.S. Naval Medical Research Institute as a research microbiologist. He has an extensive research and development background, with over 130 publications and four books in the areas of infectious diseases, vaccinology, and oncology. He received his B.S. degree in animal science, M.S. degree in genetics, and Ph.D. degree in biochemistry from Texas A&M University.

Lynne Hohlfeld was appointed Chief Financial Officer and Secretary on June 30, 2006. From April 2006 to June 30, 2006 she served as Vice President, Finance of the Company. From September 2004 until April 2006, she was vice president and chief financial officer of Denota Ventures. From August 2000 until March 2004 she was senior vice president, chief operating and financial officer of Bacterial Barcodes, Inc., a Houston-based molecular diagnostics company spun out of the Baylor College of Medicine. She was also senior vice president and chief financial officer of Spectral Genomics of Houston upon its merger with Bacterial Barcodes in March 2004. Ms. Hohlfeld was also employed by LifeCell Corporation from 1997 to 1999, serving as controller. Ms. Hohlfeld’s career includes positions at Dixie Chemical Company, Price WaterhouseCoopers, McKenna & Company, and Arthur Andersen. Ms. Hohlfeld received a B.B.A. in accounting from the University of Wisconsin—Madison and is a certified public accountant.

Donna R. Rill has served as our Vice President of Operations since November 2004. Ms. Rill has nearly 30 years of extensive clinical and research laboratory experience in cell and gene therapy research and clinical application, immunological techniques and assessment, microbiology, diagnostic virology, experimental design, and method development and implementation. She has expertise in the areas of laboratory development and operations, FDA CGMP and regulatory compliance, quality control/assurance system development, and clinical Standards of Practice. From April 2003 to November 2004 she was the Director of Quality Systems and Process Development at Opexa Pharmaceuticals, Inc. From November 1997 to April 2003 she was the Director of Translational Research for the Center for Cell & Gene Therapy at Baylor College of Medicine. She has worked to design, and qualify GMP Cell & Gene Therapy Laboratories, GMP Vector Production facilities, and Translational Research Labs at St. Jude Children’s Research Hospital, Texas Children’s Hospital, and Baylor College of Medicine. Ms. Rill has held the positions of Laboratory Director of Cell and Gene Therapy, Translational Research Center for Cell and Gene Therapy, Baylor College of Medicine; Associate Scientist/Lab Manager of the Bone Marrow Transplant Research Laboratory, and the GMP Cell & Gene Therapy Laboratories, St. Jude Children’s Research Hospital; Clinical Infectious Disease Laboratory Manager, Education Coordinator and Clinical Instructor, Department of Clinical Laboratory, LeBonheur Children’s Medical Center and University of Tennessee Center for the Health Sciences. She received her B.S. in Medical Technology from the University of Tennessee, Memphis.

Gregory H. Bailey, M.D. has served as a Director of the Company since April 2006. In January 2007, Dr. Bailey became the managing partner of Palantir Group, Inc., a biotech merchant bank. Dr. Bailey served as a managing director at MDB Capital Group LLC from May 2004 to January 2007. From June 2003 to May 2004 and from 1998 to June 2002, Dr. Bailey served as a managing director of Knightsford Bank Corp. From June 2002 to June 2003, Dr. Bailey served as a managing director of Gilford Securities, Inc. Since May 2005, he also has served as director of Medivation, Inc., a public company focused on acquiring biomedical technologies. Dr. Bailey was a practicing physician for ten years and holds a M.D. from the University of Western Ontario.

David Hung, M.D. has served as a Director since May 2006. Dr. Hung has served as the president, chief executive officer and as a director of Medivation, Inc. since December 2004. Dr. Hung also has served as the president and chief executive officer, and member of the board of directors, of Medivation, Inc.’s subsidiary, Medivation Neurology, Inc. since its inception in September 2003. From 1998 until 2001, Dr. Hung was employed by ProDuct Health, Inc., a privately held medical device company, as Chief Scientific Officer (1998-1999) and as president and chief executive officer (1999-2001). From December 2001 to January 2003, Dr. Hung served as a consultant to Cytyc Health Corporation. Dr. Hung received his M.D. from the University of California at San Francisco, and his A.B. in biology and organic chemistry from Harvard College.

Lorin J. Randall has served as a Director of the Company since September 2007. Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company, from 2004 to 2006. From 2002-2004, Mr. Randall served as Senior Vice President and Chief Financial Officer of i-STAT Corporation, a publicly-traded manufacturer of medical diagnostic devices which was acquired by Abbott Laboratories in 2004. From 1995 to 2001, Mr. Randall was Vice President and Chief Financial Officer of CFM Technologies, Inc. a publicly traded manufacturer of semiconductor manufacturing equipment. He currently serves on the boards of drug development companies, Acorda Therapeutics, Inc. and Athersys, Inc. Mr. Randall previously served on the board of Quad Systems Corporation, a publicly-traded manufacturer of electronics manufacturing equipment where he served as Chairman of the Audit Committee. Mr. Randall received a B.S. in accounting from The Pennsylvania State University and an M.B.A. from Northeastern University.

Michael S. Richman has served as a Director of the Company since June 2006. Mr. Richman is President of Amplimmune, Inc. From April 2002 to May 2007, Mr. Richman served as executive vice president and chief operating officer of MacroGenics, Inc. He joined MacroGenics, Inc in 2002 with approximately twenty years experience in corporate business development within the biotechnology industry. From 2000 to 2002, Mr. Richman served as senior vice president, corporate development and administration at MedImmune (now Astra Zeneca), and vice president, business development from 1996 to 2000. From 1985 to 1996 Mr. Richman held several management positions at Chiron (now Novartis). Mr. Richman obtained his B.S. in Genetics/Molecular Biology at the University of California at Davis and his MSBA in International Business at San Francisco State University.

Scott B. Seaman has served as a Director of since April, 2006. Mr. Seaman currently serves as the executive director and treasurer of the Albert and Margaret Alkek Foundation of Houston, Texas, a private foundation primarily supporting institutions in the Texas Medical Center in Houston, Texas. Since January 1996 to present, Mr. Seaman has served as the chief financial officer of Chaswil Ltd., an investment management company. Since September 1986, Mr. Seaman has served as secretary and treasurer of M & A Properties Inc., a ranching and real estate concern. Since January 2003, Mr. Seaman has served as chairman and, since July 2004, president of ICT Management Inc., the general partner of Impact Composite Technology Ltd., a composite industry supplier. Since May 2004, Mr. Seaman has served as a Member of the Investment Committee of Global Hedged Equity Fund LP, a hedge fund. Mr. Seaman received a bachelor’s degree in business administration from Bowling Green State University.

Committees of the Board of Directors

We currently have an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee of the Board currently consists of Mr. Randall, Mr. Richman and Mr. Seaman, each of whom are independent, non-employee directors. The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports to be filed with the SEC. The audit committee operates pursuant to a written charter, which was adopted in February 2005. During the last fiscal year, the audit committee held four meetings, and the then members of the Audit Committee attended each meeting.

All of the members of the audit committee are non-employee directors who: (1) met the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (2) did not participate in the preparation of our financial statements or the financial statements of Opexa Pharmaceuticals, Inc.; and (3) are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. The Board has determined that Mr. Randall and Mr. Seaman individually qualify as an “audit committee financial expert” as defined by Item 401(e) of Regulation S-B of the Exchange Act.

Compensation Committee. The compensation committee of the board consists of Dr. Hung, Mr. Richman and Mr. Seaman, who are independent directors, as defined in Rule 10A-3 of the Exchange Act. The compensation Committee reviews and approves (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation Committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. During the last fiscal year the compensation committee held one meeting, and the then members of the compensation committee attended that meeting.

In addition, the Board has adopted a written charter for the compensation committee, adopted in August 2004, which is available on our website at www.opexatherapeutics.com.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee of the board currently consists of Dr. Hung, Mr. Richman and Mr. Seaman, each of whom are found by the board of directors to be an “independent director” pursuant to the applicable rules and regulations promulgated by the SEC. The nominating and corporate governance committee assists our board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of shareholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct. This committee operates pursuant to a written charter adopted in February 2005, which is available on our website at http://www.opexatherapeutics.com. During the last fiscal year the nominating and corporate governance committee held one meeting, and the then members of the compensation committee attended that meeting.

Compensation Committee Interlocks and Insider Participation. Our compensation committee is comprised of Dr. Hung, Mr. Richman and Mr. Seaman. None of the committee members has ever been an employee of Opexa Therapeutics, Inc. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has any executive officer serving as a member of our Board of Directors or compensation committee.

Compensation of Directors

Mr. McWilliams who is a director and an officer does not receive any compensation for his services as a member of our board of directors. We reimburse our directors for travel and lodging expenses in connection with their attendance at board and committee meetings. In summary, Board members receive the following fees:

Annual retainer	$12,000
For each Board meeting attended in person	$1,500
For each Board meeting attended that is held over the telephone	$750
For each non-chair committee member for each committee meeting attended	$750
For each committee meeting attended by the chair of that committee	$1,000

In addition, on June 18, 2007 Dr. Bailey, Dr. Hung, Mr. Richman and Mr. Seaman were each granted a ten year option to purchase 10,000 shares of our common stock that will vest 5,000 shares immediately and 5,000 shares on the first anniversary of the date of grant an exercise price of $5.47. On September 19, 2007, Mr. Randall was granted an initial ten year option to purchase 20,000 shares of our common stock at an exercise price of $3.95.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables set forth certain information regarding our CEO and each of our most highly-compensated executive officers whose total annual salary and bonus for the fiscal years ending December 31, 2007 and 2006 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Options Awards ($)(5)	Total ($)
David B. McWilliams(1)	2007	275,000	—	411,807	686,807
CEO, President, Director	2006	264,497	—	497,377	761,874

Jim C. Williams(2)	2007	225,750	—	449,024	674,774
Chief Operating Officer	2006	227,094	—	401,574	628,668

Lynne Hohlfeld(3)	2007	175,000	—	102,700	277,700
CFO and Secretary	2006	131,250	—	40,839	172,089

Donna R. Rill(4)	2007	137,940	10,000	234,598	382,538
Vice President of Operations	2006	133,500	—	196,590	330,090

(1)	Served as chief executive officer since August 2004.

(2)	Named an executive officer in June 2007.

(3)	Served as chief financial officer since June 2006.

(4)	Named an executive officer in June 2007.

(5)	Reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 in accordance with FAS 123(R) (but disregarding forfeiture estimates related to service-based vesting conditions) and, accordingly, includes amounts from options granted prior to 2006. See the information appearing under the heading entitled “Stock Options and Warrants” in footnote number 11 to our consolidated financial statements included as part of our Annual report on Form 10-KSB for the year ended December 31, 2006 for certain assumptions made in the valuation of options granted in the years ended December 31, 2006, 2005 and 2004.

Grants of Plan Based Awards in 2007

The following table presents each grant of stock options in 2007 to the individuals named in the summary compensation table above.

Name	Grant Date	Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Options
David B. McWilliams(1)	06/18/07	41,000	$5.47	$178,116
Jim C. Williams(1)	06/18/07	30,000	$5.47	$130,331
Lynne Hohlfeld(1)	06/18/07	32,000	$5.47	$139,019
Donna R. Rill(1)	06/18/07	32,000	$5.47	$139,019

(1)	Vests over three years; 1/3 on each anniversary date of grant.

Each of the options in the foregoing table was granted under the Company’s June 2004 Compensatory Stock Option Plan.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David B. McWilliams	37,000	—	30.00	08/31/09
	5,000	—	30.00	01/21/10
	40,000	80,000	5.00	05/02/16
	—	41,000	5.47	06/18/17

Jim C. Williams	12,500	—	30.00	11/06/09
	6,250	6,250	7.00	12/05/10
	14,292	28,583	5.00	04/20/16
	—	30,000	5.47	06/18/17

Lynne Hohlfeld	7,500	15,000	5.00	04/20/16
	4,167	8,333	8.25	07/12/16
	—	32,000	5.47	06/18/17

Donna R. Rill	6,000	—	30.00	11/06/09
	3,000	3,000	7.00	12/05/10
	7,793	15,587	5.00	04/20/16
	—	32,000	5.47	06/18/17

Compensation of Directors

The following table presents summary information for the year ended December 31, 2007 regarding the compensation of the non-employee members of our board of directors. Mr. Randall was appointed to the board on September 19, 2007.

Name	Fees Earned or Paid in Cash ($)	Options Awards ($)(1)	Total ($)
Gregory H. Bailey(2)	15,750	115,616	131,366
David Hung(2)	15,750	115,616	131,366
Lorin J. Randall(3)	7,141	35,043	42,184
Michael Richman(2)	16,000	118,240	134,240
Scott B. Seaman(2)	17,000	115,616	132,616

(1)	Reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 in accordance with FAS 123R (but disregarding forfeiture estimates related to service-based vesting conditions) and, accordingly, includes amounts from options granted prior to 2006. See the information appearing under the heading entitled “Stock Options and Warrants” in footnote number 11 to our consolidated financial statements included as part of our Annual report on Form 10-KSB for the year ended December 31, 2006 for certain assumptions made in the valuation of options granted in the years ended December 31, 2006, 2005 and 2004.

(2)	45,000 option awards outstanding at fiscal year end.

(3)	20,000 option awards outstanding at fiscal year end.

No options were exercised during the fiscal year ended December 31, 2007.

The following table presents the fair value of each grant of stock options in 2007 to non-employee members of our board of directors, computed in accordance with FAS 123R:

Name	Grant Date	Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Options
Gregory H. Bailey	06/18/07	10,000	$5.47	$42,318
David Hung	06/18/07	10,000	$5.47	$42,318
Lorin J. Randall	09/19/07	20,000	$3.95	$61,326
Michael Richman	06/18/07	10,000	$5.47	$42,318
Scott B. Seaman	06/18/07	10,000	$5.47	$42,318

Executive Employment Contract

David B. McWilliams is employed by us pursuant to an Amended and Restated Employment Agreement entered into on June 15, 2006. Pursuant to the agreement, Mr. McWilliams is employed as the Chief Executive Officer and a Director of the Company is at an annual salary of $275,000. The term of employment is through June 15, 2008 and may be extended for periods of one year; however, the employment agreement may be terminated at any time voluntarily by him or without cause by the Board. If employment is terminated by the Board without cause, Mr. McWilliams will receive twelve months base salary. Any and all stock options granted to Mr. McWilliams prior to termination that are scheduled to become vested within a 12 month period after termination will be accelerated to become vested as of the termination date. Mr. McWilliams shall have 90 days from termination to exercise any vested stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 10, 2008, the number and percentage of outstanding shares of our common stock owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the named executive officers as defined in Item 402 of Regulation S-B; and (d) all current directors and executive officers, as a group. As of January 10, 2008, there were 6,696,784 shares of common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Owned		Percentage of Class
Beneficial Owners of more than 5%:
SF Capital Partners Ltd.(2)	989,550	(3)	14.78%
Victory Park Master Fund, Ltd.(4)	668,315	(5)	9.94%
Austin W. Marxe and David M. Greenhouse(6)	1,507,479	(6)	20.95%
Albert and Margaret Alkek Foundation(7)	685,973	(8)	9.99%
Alkek & Williams Ventures Ltd.(9)	406,889	(10)	5.95%
DLD Family Investments, LLC(11)	361,111	(12)	5.29%

Officers and Directors:
Scott B. Seaman(9)	469,523	(13)	6.82%
David B. McWilliams	95,593	(14)	1.41%
Lynne Hohlfeld	11,667	(15)	*
Donna Rill	19,403	(16)	*
Jim C. Williams	41,369	(17)	*
Gregory H. Bailey	85,178	(18)	1.26%
David Hung	31,250	(19)	*
Lorin Randall	10,000	(20)	*
Michael Richman	31,250	(21)	*

All directors and executive officers as a group (9 persons)**	795,232	(22)	11.07%

*	Indicates less than 1%

(1)	Unless otherwise indicated, the mailing address of the beneficial owner is c/o Opexa Therapeutics, Inc., 2635 North Crescent Ridge Drive, The Woodlands, Texas 77381.

(2)	Michael A. Roth and Brian J. Stark exercise joint voting and dispositive power over all of the shares of common stock beneficially owned by SF Capital Partners Ltd., but Messrs Roth and Stark disclaim beneficial ownership of such shares. The information in this footnote is primarily based on a Schedule 13F reported with the SEC on June 30, 2007 and other information provided to us. The mailing address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(3)	Excludes 500,000 shares of Company common stock underlying the Warrant (“Warrant”) that SF Capital Partners Ltd. is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise. “Warrant” refers, in each case to the Warrants dated April 11, 2006.

(4)	Victory Park Capital Advisors, LLC is the investment advisor of Victory Park Master Fund, Ltd., and consequently has voting control and investment discretion over securities held by Victory Park Master Fund, Ltd. Richard Levy is the sole member of Jacob Capital, L.L.C. and sole manager of Victory Park Capital Advisors, LLC. The number of shares beneficially owned excludes 320,000 shares of Company common stock underlying an April 2006 warrant that Victory Park Master Fund, Ltd. is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise. The mailing address of the beneficial owner is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606.

(5)	Excludes 320,000 shares of Company common stock underlying a Warrant that Victory Park is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise.

(6)	Consisting of: (i) 331,000 shares of common stock and 165,500 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Fund III QP, L.P., (ii) 28,400 shares of common stock and 14,200 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Fund III, L.P., (iii) 90,600 shares of common stock and 45,300 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Cayman Fund, L.P., (iv) 400,000 shares of common stock and 200,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Private Equity Fund, L.P., and (v) 150,000 shares of common stock and 75,000 shares of common stock issuable upon the exercise of a Warrant held by Special Situations Life Sciences Fund, L.P. MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. LS Advisers, LLC (“LS”) is the general partner and investment adviser to the Special Situations Life Sciences Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, MG and LS. Through their control of MGP, AWM, MG and LS, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. The information in this footnote is primarily based on a Form 13F reported with the SEC on June 30, 2007 and other information provided to us. The mailing address of Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, New York 10022.

(7)	This information is based on the Schedule 13D filed with the SEC on April 24, 2006, as amended, by Albert and Margaret Alkek Foundation (the “Foundation”), Alkek & Williams Ventures, Ltd. (“Ventures”), Scott Seaman, DLD Family Investments, LLC, and the other reporting persons named therein the (“Foundation 13D”). The Foundation acts through an investment committee of its board of directors, which includes Mr. Daniel Arnold, Mr. Joe Bailey, Mr. Scott Seaman and Ms. Randa Duncan Williams. Mr. Seaman is the executive director of the Foundation and chairman of the investment committee. The investment committee has sole voting and investment power over all of the shares of common stock beneficially owned by the Foundation. However, pursuant to the Foundation 13D, neither the executive director nor any member of the investment committee may act individually to vote or sell shares of common stock held by the Foundation; therefore, the Foundation has concluded that no individual committee member is deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation solely by virtue of the fact that he or she is a member of the investment committee. Additionally, pursuant to the Foundation 13D, the Foundation has concluded that because Mr. Seaman, in his capacity as executive director or chairman of the investment committee, cannot act in such capacity to vote or sell shares of common stock held by the Foundation without the approval of the investment committee, he is not deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation by virtue of his position as executive director or chairman of the investment committee. The mailing address of the beneficial owner is 1221 McKinney #4525, Houston, Texas 77010.

(8)	Consisting of: (i) 22,222 shares of common stock underlying Series C Warrants exercisable at $30.00 per share and (ii) 147,084 shares of common stock underlying a Warrant. Excludes 102,916 shares of Company common stock underlying a Warrant that the Foundation is contractually prohibited from exercising to the extent that it would beneficially own in excess of 9.999% of the total number of issued and outstanding shares of common stock after such exercise. Pursuant to the Foundation 13D, the Foundation and other reporting persons named therein may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Exchange Act. However, the Foundation, Ventures, Chaswil, Ltd., and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, they are a member of a group with respect to securities of the Company held by DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams and (ii) that they have agreed to act together with DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in the Foundation 13D. Therefore, this does not include the following securities: (i) 233,334 shares of common stock held by DLD Family Investments, LLC; (ii) 17,778 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by DLD Family Investments, LLC; (iii) 110,000 shares of common stock underlying a Warrant held by DLD Family Investments, LLC; (iv) 26,667 shares of common stock held by Mr. Arnold; (v) 8,889 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by Mr. Arnold; (vi) 10,000 shares of common stock underlying a Warrant held by Mr. Arnold; (vii) 10,000 shares of common stock held by Mr. Bailey; (viii) 5,000 shares of common stock underlying a Warrant held by Mr. Bailey; (ix) 263,667 shares of common stock held by Ventures; (x) 18,223 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by Ventures; (xi) 125,000 shares of common stock underlying a Warrant held by Ventures; (xii) 18,550 Series of common stock held by Mr. Seaman; (xiii) 5,334 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by Mr. Seaman; and (xiv) 7,500 shares of common stock underlying a Warrant held by Mr. Seaman. The information in this footnote is primarily based on the Foundation 13D and other information provided to us.

(9)	Chaswil, Ltd. is the investment manager of Ventures and holds voting power and investment power with respect to Company securities held by Ventures pursuant to a written agreement. Scott B. Seaman is a principal of Chaswil, Ltd and has shared voting power and shared investment power over all of the shares of common stock beneficially owned by Ventures. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is 1221 McKinney #4525, Houston, Texas 77010.

(10)	Consisting of: (i) 263,667 shares of common stock; (ii) 18,223 shares of common stock underlying Series C warrants exercisable at $30.00 per share and (iii) 125,000 shares of common stock underlying a Warrant.

(11)	Randa Duncan Williams is the principal of DLD Family Investments, LLC and she may be deemed to exercise voting and investment power with respect to such shares. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is P.O. Box 4735, Houston, Texas 77210-4735.

(12)	Consisting of: (i) 233,334 shares of common stock held by DLD Family Investments, LLC; (ii) (ii) 17,778 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by DLD Family Investments, LLC; and (iii) 110,000 shares of common stock underlying the Warrants held by DLD Family Investments, LLC. Ms. Williams is on the investment committee for the Foundation. Pursuant to the Foundation 13D, the Foundation has concluded that no individual committee member is deemed to beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, any shares of common stock held by the Foundation solely by virtue of the fact that he or she is a member of the investment committee. The information in this footnote is primarily based on the Foundation 13D and other information provided to us. The mailing address of the beneficial owner is P.O. Box 4735, Houston, Texas 77210-4735.

(13)

Consisting of: (i) 31,250 shares underlying stock options; (ii) 263,667 shares of common stock held by Ventures; (iii) 18,223 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by Ventures; (iv) 125,000 shares of common stock underlying the Warrants held by Ventures; (v) 5,334 shares of common stock underlying Series C warrants exercisable at $30.00 per share; and (vi) 7,500 shares of common stock underlying the Warrants. (See footnote 8 for additional discussion of the information set forth in clauses (ii) through (iv) of the preceding sentence.) Pursuant to the Foundation 13D, this does not include the following shares which Mr. Seaman has determined he does not have beneficial ownership or disclaimed beneficial ownership: (i) 516,667 shares of common stock held by the Foundation; (ii) 22,223 shares of common stock underlying Series C warrants exercisable at $30.00 per share held by the Foundation; (iii) 250,000 shares of common stock underlying a Warrant held by the Foundation. (See footnote 7 for additional discussion of the information set forth in clauses (i) through (iii) of the preceding sentence.) The mailing address of the beneficial owner is 1221 McKinney #4545, Houston, Texas 77010.

(14)	Consisting of: (i) 82,000 shares of common stock underlying stock options and (ii) 6,968 shares of common stock underlying Series C warrants exercisable at $30.00 per share.

(15)	Consisting of 11,667 shares of common stock underlying options.

(16)	Consisting of 16,793 shares of common stock underlying options.

(17)	Consisting of 33,042 shares of common stock underlying options and 2,755 shares of common stock underlying Series C warrants exercisable at $30.00 per share.

(18)	Consisting of: (i) 31,250 shares underlying stock options; (ii) a warrant to purchase 38,928 shares of common stock exercisable at $5.00 per share; (iii) 10,000 shares of common stock held by Palantir Group, Inc., an entity in which Dr. Bailey has investment and voting power; and (iv) 5,000 shares of common stock underlying a Warrant held by Palantir Group, Inc.

(19)	Consisting of 31,250 shares of common stock underlying options.

(20)	Consisting of 10,000 shares of common stock underlying options.

(21)	Consisting of 31,250 shares of common stock underlying stock options.

(22)	Consisting of: (a) the following held by Mr. Seaman or which Mr. Seaman may be deemed to have voting and investment power (i) 31,250 shares underlying an option; (ii) 263,667 shares of our common stock held by Ventures; (iii) 18,223 shares of our common stock underlying Series C warrants exercisable at $30.00 per share held by Ventures; (iv) 125,000 shares of our common stock underlying a Warrant held by Ventures; (v) 5,334 shares of our common stock underlying Series C warrants exercisable at $30.00 per share; and (vi) 7,500 shares of our common stock underlying a Warrant; (b) the following held by Mr. McWilliams (i)82,000 shares of common stock underlying stock options and (ii) 6,968 shares of our common stock underlying Series C warrants exercisable at $30.00 per share; (c) 11,667 shares of common stock underlying stock options held by Ms. Hohlfeld; (d) 16,793 shares of common stock underlying stock options held by Ms. Rill; (e) the following held by Dr. Williams (i) 33,042 shares of common stock underlying stock options (ii) 2,755 shares of common stock underlying Series C warrants exercisable at $30.00 per share (f) the following held by Dr. Bailey or which Dr. Bailey has voting and investment power; (i) 31,250 shares underlying stock options; (ii) 38,928 shares of common stock underlying a Warrant exercisable at $5.00 per share; (iii) 10,000 shares of common stock held by Palantir Group, Inc.; and (iv) 5,000 shares of commons underlying a Warrant held by Palantir Group, Inc.; (g) 31,250 shares underlying stock options held by Dr. Hung; and (h) 10,000 shares underlying stock options held by Mr. Randall; and (i) 31,250 shares underlying stock options held by Mr. Richman.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the April 2006 financing, Mr. Seaman, individually owned 5,050 shares of our common stock, and Series C warrants to purchase 4,000 shares of the our common stock. In addition, Ventures, an entity in which Mr. Seaman may be deemed to have voting power and/or investment power, owned 13,667 shares of our common stock, and Series C warrants to purchase 18,223 shares of our common stock. In connection with the April 2006 financing, (i) Mr. Seaman individually purchased 15,000 shares of our common stock and was issued the April 2006 Warrant to purchase 7,500 shares of our common stock, and (ii) Ventures acquired 250,000 shares of our common stock and the April 2006 Warrant to purchase 125,000 shares of our common stock. Pursuant to the Foundation 13D, Mr. Seaman has concluded that he does not have beneficial ownership of the shares of stock held by the Foundation. Additionally, pursuant to the Foundation 13D, Mr. Seaman and other reporting persons named therein may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Exchange Act. However, the Foundation, Ventures, Chaswil, Ltd., and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, they are a member of a group with respect to our securities held by DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams and (ii) that they have agreed to act together with DLD Family Investments, LLC, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in the Foundation 13D. The reporting persons in the Foundation 13D, other than Mr. Seaman and Ventures, own in the aggregate: (i) 786,667 shares of common stock; (ii) 44,445 shares of common stock underlying Series C warrants exercisable at $30.00 per share; and (iii) 260,000 shares of common stock underlying April 2006 Warrants.

In connection with the April 2006 financing, (i) Palantir Group, Inc., an entity in which Dr. Bailey has voting power and/or investment power, acquired 10,000 shares of our common stock and the April 2006 Warrant to purchase 5,000 shares of the Company’s common stock, (ii) MDB Capital Group LLC, an entity in which Dr. Bailey was a managing director until January 2007, but disclaimed any voting power and/or investment power, acquired 200,000 shares of the Company’s common stock and the April 2006 Warrant to purchase 100,000 shares of the Company’s common stock, and (iii) MDB Capital Group LLC received $1,723,300 for its services in the April 2006 financing and a three year warrant to purchase 208,330 shares of our common stock at $5.00 per share, of which MDB Capital Group LLC assigned the right to purchase 38,928 shares of common stock to Dr. Bailey on April 24, 2006.

None of our executive officers or directors and their family members or affiliates is indebted to us in an amount greater than $60,000.

DESCRIPTION OF SECURITIES

Our Capitalization

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.50 per share. As of January 10, 2008, there were 6,696,784 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. There are no cumulative voting rights. Common stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. In the event of liquidation, the holders of common stock will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of holders of the any other securities subsequently issued, holders of the common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available. We have not paid any dividends since our inception and have no intention to pay any dividends in the foreseeable future. Any future dividends would be subject to the discretion of the Board of Directors and would depend on, among other things, our future earnings, the operating and financial condition, our capital requirements, and general business conditions.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, no par value per share. As of January 10, 2008, no shares of preferred stock are issued and outstanding. Our Board of Directors can, without approval of our stockholders, issue one or more series of preferred stock. If we issue preferred stock, our Board of Directors will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include specific designations, number of shares, liquidation value, dividend rights, liquidation and redemption rights and voting rights.

Warrants and Options

2004 Stock Incentive Plan. Pursuant to our 2004 Stock Incentive Plan we may issue to our officers, directors, employees and consultants incentive stock options, non-qualified stock options and shares of restricted stock. The plan provides for us to issue up to 1,200,000 shares of its common stock pursuant to awards under the plan. As of January 10, 2008 we had outstanding options, granted pursuant to the plan, to purchase 1,039,525 shares of common stock. The plan is designed to qualify under the Internal Revenue Code as an incentive stock option plan.

Series E Warrants. We are offering 3,500,000 Series E warrants in the offering. Each Series E warrant permits the holder to purchase one share of our common stock at an exercise price of $2.00. The Series E warrants may be exercised at any time commencing the date of issuance until the five year anniversary of issuance at 5:00 p.m., New York City time, on such date.

We may call the Series E warrants for redemption (excluding any Series E warrants issued or issuable to the underwriters under their warrant purchase option), in whole and not in part, at a price of $.01 per Series E warrant at any time while the Series E warrants are exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the average of the last sale prices of the common stock equals or exceeds $4.00, subject to adjustment, per share, for the consecutive 20 trading days ending within 10 business days prior to the notice of redemption to warrant holders. In addition, we may only call the Series E Warrants for redemption if we have an effective registration statement available for the issuance of the shares on exercise or, if we don’t have an effective registration statement, we can issue the shares without legend pursuant to Rule 144. In connection with the call provision on the basis of a cashless exercise, we will determine if we will pursue the redemption without a registration statement, and as part of the call notice, indicate the market price at which a cashless exercise will be calculated. The market price will be the highest price of a share of common stock during the period used to determine if we may call the warrants for redemption.

Under the terms of the warrant agreement, we have agreed to take steps to have a prospectus relating to common stock issuable upon exercise of the Series E warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Series E warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders may be unable to exercise their Series E warrants and we may not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the Series E warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Series E warrants reside, then the Series E warrant may only be exercised either through a cashless exercise or by a cash exercise after the warrant holder makes such representations that are required by us to ensure compliance with applicable securities laws.

We are also providing for a cashless exercise of the Series E Warrants prior to a redemption if there is no effective registration statement available for a cash exercise, provided that if the shares of common stock to be issued on exercise cannot be delivered without legend because the holding period for Rule 144 has not passed (currently two years), the holder will be required to make the exercise by obtaining a certificate from the warrant agent, and then presenting the physical certificate and the exercise form to the company. Any shares issued under this aspect of the cashless exercise provision, will be issued with a restrictive legend. Therefore, the shares received on such exercise may not be traded unless there is an exemption from registration available. This exemption may be Rule 144, which currently provides that after a one year holding period of the securities being sold, the holder may effect a market sale, through a broker, within volume limitations, provided there is current information about the company available, a notice filing is made by the holder with the Securities and Exchange Commission. Anyone exercising on a cashless basis will have to bear the risk of holding restricted stock for an indefinite period of time. If the cashless exercise is after the holding period of Rule 144, then it may be effected without presentation of a physical certificate and the shares to be issued on such exercise will be not be issued as restricted stock.

In a “cashless exercise”, holders of Series E warrants would pay the exercise price by surrendering his, her or its Series E warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the Series E warrants and the “market price” (defined below) by (y) the market price. The “market price” shall mean the last sale price of the common stock on the date of exercise unless it is in connection with a redemption of the Series E warrants in which case it will be the highest price of a share of common stock during the period used to determine if we may call the warrants for redemption. A cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption, but we will not receive any cash proceeds.

The Series E warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of shares of common stock issuable on exercise of the Series E warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Series E warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The Series E warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Series E warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Series E warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Series C Warrants. As of January 10, 2008 we have outstanding Series C Warrants to purchase an aggregate of 1,110,548 of our common shares. The Series C Warrants are exercisable at any time at an exercise price of $30.00 per share and expire on June 17, 2010. The Series C Warrants are exercisable immediately and are only exercisable by “accredited investors” as defined in Regulation D under the Securities Act of 1933.

April 2006 Warrants. In an offering consummated April 17, 2006, we issued warrants to acquire an aggregate of 2,300,000 shares. The April 2006 warrants have an exercise price of $6.50 per share. We have the right to call the April 2006 warrants at any time if the closing bid price per share of our common stock equals or exceeds $13.00 for twenty consecutive trading days in which the daily average trading volume of the common stock is at least 20,000 shares.

Placement Agent Warrants. In connection with the 15% Convertible Exchangeable Note offering and the common stock offerings closed June 17, 2005, we issued to the placement agent and other brokerage firms in those offerings warrants to purchase an aggregate of 46,085 shares of common stock at an exercise price of $15.00. These warrants are exercisable immediately and will expire June 17, 2010.

Restrictions on Sales By Certain Existing Shareholders. A total of 250,000 shares held by Top Tier Investment, LLC and various other shareholders are subject to a lock-up agreement effective November 5, 2004 that limits sales to an aggregate of 31,250 shares of our common stock per 90-day period. There is no termination provision in this lock-up agreement.

Purchase Option

We have agreed to sell to the underwriters an option to purchase up to a total of 350,000 shares of common stock at an exercise price of $2.40 per share, and an option to purchase up to a total of 350,000 Series E warrants at an exercise price of $0.18 per warrant. The common stock and Series E warrants are identical to those offered by this prospectus.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends is within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our Series E warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below for which MDB Capital Group LLC is acting as the representative, severally, and not jointly, and each has agreed to purchase from us on a firm commitment basis the number of the shares of our common stock and of the Series E Warrants offered in this offering set forth opposite their respective names below:

Underwriters	Number of Shares	Number of Warrants
MDB Capital Group LLC	2,250,000	2,250,000
GunnAllen Financial, Inc.	1,250,000	1,250,000

Total	3,500,000	3,500,000

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the representative of the underwriters that the underwriters propose to offer shares of our common stock and Series E warrants directly to the public at the public offering prices set forth on the cover page of this prospectus. Any securities sold by the underwriters to securities dealers will be sold at the public offering prices less a selling concession not in excess of $0.14 per share and $0.0105 per common stock purchase warrant.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock and Series E warrants are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the common stock and Series E warrants offered by this prospectus, other than those covered by the over-allotment option, if any of these securities are purchased

No action has been taken by us or the underwriters that would permit a public offering of the shares of our common stock and Series E warrants included in this offering in any jurisdiction where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus and any other offering material or advertisements in connection with the offer and sales of any of our common stock and warrants be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and Series E warrants and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock or Series E warrants included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting discount and expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Without Over-Allotment	With Over-Allotment
Underwriting discount to be paid to the underwriters by us for the common stock	$700,000	$805,000
Underwriting discount to be paid to the underwriters by us for the Series E warrants	$52,500	$60,375

We have agreed to pay to the underwriters a non-accountable expense allowance equal to 1% of the gross proceeds from the sale of the shares of common stock and Series E warrants offered by us (excluding the over-allotment). We have also agreed to pay all expenses in connection with qualifying the shares offered hereby under the laws of the states designated by the underwriters. We estimate the expenses payable by us for this offering to be $827,750 , including the underwriting discount, or $951,913 if the underwriters’ over-allotment option is exercised in full.

Over-allotment option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 525,000 shares of our common stock and 525,000 Series E warrants at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The representative may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock or Series E warrants are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares and Series E warrants on the same terms as those on which the other shares and Series E warrants are being offered hereby.

Determination of offering price

The public offering prices of the common stock and Series E warrants were negotiated between us and the representative of the underwriters, based on the trading prior to the offering, among other things. Other factors considered in determining the price of the securities include the history and prospects of the company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-Up Agreements

We will agree, for a period of 180 days from the date of this prospectus, subject to certain exceptions, not, to offer, sell, contract to sell, pledge or otherwise dispose of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission, or the SEC, in respect of, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, for the Company’s account, without the prior written consent of MDB Capital Group LLC. Certain of our executive officers and directors will agree to substantially similar terms for a period of 180 days pursuant to individual lock-up agreements. The foregoing restrictions on sales will not apply to our ability to sell securities to the underwriter pursuant to the underwriting agreement. In addition, the foregoing restrictions will not apply to our ability to issue our common stock pursuant to our existing stock option and employee stock purchase plans or under outstanding securities convertible into or exercisable for common stock.

Indemnification

We will agree to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•

Over-allotment involves sales by the underwriter of shares and warrants in excess of the number of shares and warrants the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares and warrants over-allotted by an underwriter is not greater than the number of shares and warrants that it may purchase in the over-allotment option. In a naked short position, the number of shares and warrants involved is greater than the number of shares and warrants in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares and warrants in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•

Syndicate covering transactions involve purchases of the common stock and warrants in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares and warrants to close out the short position, the underwriter will consider, among other things, the price of shares and warrants available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If an underwriter sells more shares and warrants than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares and warrants in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares and warrants originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock and warrants or preventing or retarding a decline in the market price of the common stock or warrants. As a result, the price of the common stock or warrants may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Capital Market, in the case of the common stock or of the warrants, or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock or warrants. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock and Series E warrants on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and Series E warrants and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares and Series E warrants for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on an underwriter’s or a selling group member’s website and any information contained in any other website maintained by the underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Underwriter’s Warrants

We have agreed to issue to the underwriters warrants to purchase up to a total each of 350,000 shares of common stock and of 350,000 Series E warrants. The warrants will be exercisable at an exercise price of $2.40 per share and $0.18 per warrant. The underwriters’ warrants and the shares and Series E warrants underlying the warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of one year from the date of this prospectus, except to officers of the underwriters and members of the selling group and/or their officers and partners. The exercise prices and number of shares and Series E warrants issuable upon exercise of the underwriters’ warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Relationships

In October 2005, we engaged MDB Capital Group LLC as placement agent for a private financing. In connection with the financing completed April 2006, MDB Capital Group LLC acquired 200,000 shares of the Company’s common stock and a Warrant to purchase 100,000 shares of the Company’s common stock, and received $1,723,300 for its services and a three year warrant to purchase 208,330 shares of our common stock at $5.00 per share.

The underwriter’s compensation in connection with this offering is limited to the fees and expenses described above under “Commissions and Expenses” and to its warrants as described above under “Underwriter’s Warrants.”

We have no other arrangements with any of the underwriters following completion of this offering. The underwriters may, however, from time to time, engage in transactions with or perform services for us in the ordinary course of its business.

LEGAL MATTERS

The validity of the common stock offered by this prospectus was passed upon for us by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 and for the period from January 22, 2003 (date of inception) to December 31, 2006 included in this prospectus have been audited by Malone & Bailey, PC, independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we file with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Opexa Therapeutics, Inc., please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy the registration statement, including exhibits and schedules filed with it, at the SEC’s public reference facilities at 100 F Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

We file information electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

GLOSSARY OF TERMS

Antigen:	any substance that when introduced into the body can stimulate the production of antibodies and combine specifically with them.

Attenuated:	inactivated, rendered harmless (e.g., killed viruses used to make a vaccine). Some of the ways in which viruses and other pathogens may be attenuated are by heat, chemical, or radiation treatment.

Autoreactive:	describes immune cells that mount a response against the body’s own cells or tissues.

Beta(ß) Cells (Islets of Langerhans):	cells in the pancreas that produce insulin in response to the presence of glucose (sugar) in the bloodstream. The failure of insulin production results in the disease called diabetes.

Lymphocyte:

any of various white blood cells, including B cells and T cells, that function in the body’s immune system by recognizing and deactivating antigens. B cells act by stimulating the production of antibodies. T cells contain receptors on their cell surfaces that are capable of recognizing and binding to specific antigens. Lymphocytes are found in the lymph nodes and spleen and circulate continuously in the blood and lymph.

Myelin:	white, fatty material that sheathes nerves and enhances the transmission of signals between the brain and the body.

Stem cell:	an unspecified cell that upon division replaces its own numbers and also gives rise to cells that differentiate further into one or more specialized cell type.

T cell:	any of several closely related lymphocytes, developed in the thymus, which circulate in the blood and lymph and orchestrate the immune system’s response to infected or malignant cells.

Audited Financial Statements for years ended December 31, 2006 and 2005 and the period from January 22, 2003 (Inception) through December 31, 2006

Report of Independent Registered Public Accounting Firm (RESTATED)	F-2

Consolidated Balance Sheet as of December 31, 2006 (RESTATED)	F-3

Consolidated Statements of Expenses for the years ended December 31, 2006 and 2005 and the period from January 22, 2003 (Inception) through December 31, 2006 (RESTATED)	F-4

Consolidated Statement of Changes in Stockholders Equity from January 22, 2003 (Inception) through December 31, 2006 (RESTATED)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and the period from January 22, 2003 (Inception) through December 31, 2006 (RESTATED)	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Financial Statements for the three months and nine months ended September 30, 2007

Balance Sheets as of September 30, 2007 and December 31, 2006 (RESTATED)	F-22

Statements of Expenses for the Three and Nine Months Ended September 30, 2007 and 2006 and the Period from January 22, 2003 (Inception) to September 30, 2007 ( RESTATED)	F-23

Statements of Cash Flows for the Nine Months Ended September 30, 2007 and 2006 and the Period from January 22, 2003 (Inception) to September 30, 2007 (RESTATED)	F-24

Notes to Financial Statements	F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Opexa Therapeutics, Inc.

(formerly PharmaFrontiers Corp.)

(a development stage company)

The Woodlands, Texas

We have audited the accompanying consolidated balance sheet of Opexa Therapeutics, Inc. (a development stage company), as of December 31, 2006 and the related consolidated statements of expenses, changes in stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005 and the period from January 22, 2003 (Inception) through December 31, 2006. These consolidated financial statements are the responsibility of Opexa’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opexa as of December 31, 2006 and the consolidated results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company has restated its financial statements for the years ended December 31, 2006 and 2005 and the period from January 22, 2003 (Inception) through December 31, 2006 as they relate to the accounting for acquired in process research and development.

As discussed in Note 15 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that Opexa will continue as a going concern. Opexa requires significant amount of cash in its operations and does not have sufficient cash to fund its operations for the next twelve months, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 15. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONE & BAILEY, PC

www.malone-bailey.com

Houston, Texas

March 14, 2007

Except for Note 15 which is dated November 2, 2007

Except for Notes 2, 4, 6 and 12 which are dated November 29, 2007

OPEXA THERAPEUTICS, INC.

(a development stage company)

(formerly PharmaFrontiers Corp.)

CONSOLIDATED BALANCE SHEET (RESTATED)

Restated December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$12,019,914
Investment in marketable securities	2,952,096
Other current assets	472,881

Total current assets	15,444,891

Property & equipment, net accumulated depreciation of $395,284	1,361,377

Total assets	$16,806,268

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$868,862
Stock payable	112,440
Accrued expenses	135,069
Note payable	1,500,000
Current maturity of long term debt	14,080
Derivative liability	6,656,677

Total current liabilities	9,287,128

Long term liabilities:
Loan payable	96,242

Total liabilities	9,383,370

Commitments and contingencies	—

Stockholders’ equity:
Convertible preferred stock, no par value, 10,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.50 par value, 100,000,000 shares authorized, 6,696,784 shares issued and outstanding	3,348,351
Additional paid in capital	63,118,180
Deficit accumulated during the development stage	(59,043,633)

Total stockholders’ equity	7,422,898

Total liabilities and stockholders’ equity	$16,806,268

See accompanying summary of accounting policies and notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EXPENSES (RESTATED)

Years ended December 31, 2006 and 2005 and the

Period from January 22, 2003 (Inception) to December 31, 2006

	Restated 2006	Restated 2005	Restated Inception through 2006
Research and development	$7,850,373	$5,159,853	$40,685,680
General and administrative	5,461,047	6,259,075	14,206,469
Depreciation	174,117	98,080	285,255
Loss on disposal of assets	2,376	22,810	482,309

Operating loss	(13,487,913)	(11,539,818)	(55,659,713)

Interest income	688,299	81,930	776,221
Other income	46,450	28,174	77,003
Gain on derivative liability	104,978	3,896,841	4,001,819
Interest expense	(984)	(7,323,851)	(8,238,963)

Net loss	$(12,649,170)	$(14,856,724)	$(59,043,633)

Basic and diluted loss per share	$(2.35)	$(9.49)	N/A
Weighted average shares outstanding	5,390,910	1,564,837	N/A

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC

(a development stage company)

(formerly PharmaFrontiers Corp.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (RESTATED)

Period from January 22, 2003 (Inception) through December 31, 2006

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Par
Shares issued for cash	525,000	$262,500	$(261,500)	$—	$1,000
Shares repurchased and cancelled	(170,625)	(85,313)	84,988	—	(325)
Discount related to:
beneficial conversion feature	—	—	28,180	—	28,180
warrants attached to debt	—	—	28,180	—	28,180
Net loss	—	—	—	(126,003)	(126,003)

Balances at December 31, 2003	354,375	177,187	(120,152)	(126,003)	(68,968)
Shares issued for:
cash	2,250	1,125	7,875	—	9,000
services	206,500	103,250	745,750	—	849,000
license	24,269	12,135	414,940	—	427,075
reverse merger with Sportan	99,740	49,870	(197,603)	—	(147,733)
acquisition of Opexa	250,000	125,000	23,625,000	—	23,750,000
additional shares attached to convertible debt	16,100	8,050	280,316	—	288,366
conversion of convertible notes	60,750	30,375	217,995	—	248,370
Shares cancelled	(8,000)	(4,000)	4,000	—	—
Discount related to:
beneficial conversion feature	—	—	855,849	—	855,849
warrants attached to debt	—	—	1,848,502	—	1,848,502
Option expense	—	—	123,333	—	123,333
Net loss as restated	—	—	—	(31,411,736)	(31,411,736)

Balances at December 31, 2004, restated	1,005,984	502,992	27,805,805	(31,537,739)	(3,228,942)
Shares issued for:
cash, net of offering costs	389,451	194,725	5,151,492	—	5,346,217
convertible debt	611,026	305,513	7,343,933	—	7,649,446
debt	2,300	1,150	159,850	—	161,000
license	29,194	14,597	1,853,787	—	1,868,384
services	24,000	12,000	1,000,400	—	1,012,400
Discount related to:
beneficial conversion feature	—	—	831,944	—	831,944
warrants attached to debt	—	—	1,433,108	—	1,433,108
Option expense	—	—	2,487,741	—	2,487,741
Warrant expense	—	—	2,373,888	—	2,373,888
Transition of warrants from equity instruments to liability instruments	—	—	(10,658,496)	—	(10,658,496)
Net loss as restated	—	—	—	(14,856,724)	(14,856,724)

Balances at December 31, 2005, restated	2,061,955	1,030,977	39,783,452	(46,394,463)	(5,580,034)
Shares issued for:
cash, net of offering costs	4,600,000	2,300,000	18,853,519	—	21,153,519
debt	34,829	17,374	162,626	—	180,000
Option expense	—	—	2,749,617	—	2,749,617
Warrant expense	—	—	1,568,966	—	1,568,966
Net loss as restated	—	—	—	(12,649,170)	(12,649,170)

Balances at December 31, 2006, restated	6,696,784	$3,348,351	$63,118,180	$(59,043,633)	$7,422,898

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC.

(a development stage company)

(formerly PharmaFrontiers Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)

Years ended December 31, 2006 and 2005 and the

Period from January 22, 2003 (Inception) to December 31, 2006

	Restated 2006	Restated 2005	Restated Inception through 2006
Cash flows from operating activities
Net loss	$(12,649,170)	$(14,856,724)	$(59,043,633)
Adjustments to reconcile net loss to net cash used in operating activities
Stock payable for acquired research and development	112,440		112,440
Stock issued for acquired research and development		1,988,897	26,286,589
Stock issued for services			1,861,400
Stock issued for debt in excess of principal	—	109,070	109,070
Amortization of discount on notes payable due to warrants and beneficial conversion feature	—	5,516,638	6,313,205
Unrealized gain on marketable securities	(25,912)	—	(25,912)
(Gain) on derivative liability	(104,978)	(3,896,841)	(4,001,819)
Depreciation	174,117	98,080	285,255
Debt financing costs	—	365,910	365,910
Option and warrant expense	4,318,583	4,861,629	9,303,545
Loss on disposition of fixed assets	2,376	22,810	482,309
Changes in:
Accounts payable	359,397	26,360	444,561
Marketable securities	(2,926,184)	—	(2,926,184)
Prepaid expenses	(340,876)	(88,185)	(468,011)
Accrued expenses	(105,240)	23,655	(50,259)
Other assets	—	(388,210)	(388,210)

Net cash used in operating activities	(11,185,447)	(6,216,911)	(21,339,744)

Cash flows from investing activities
Purchase of property & equipment	(619,147)	(258,903)	(1,051,054)

Net cash used in investing activities	(619,147)	(258,903)	(1,051,054)

Cash flows from financing activities
Common stock sold for cash, net of offering costs	21,153,520	5,346,217	26,509,737
Common stock repurchased and canceled	—	—	(325)
Proceeds from debt	110,322	2,896,885	7,964,913
Repayments on notes payable	—	(58,614)	(63,614)

Net cash provided by financing activities	21,263,842	8,184,488	34,410,711

Net change in cash and cash equivalents	9,459,248	1,708,674	12,019,914
Cash and cash equivalents at beginning of period	2,560,666	851,992	—

Cash and cash equivalents at end of period	$12,019,914	$2,560,666	$12,019,914

Cash paid for:
Income tax	$—	$—	$—
Interest	—	—	429

NON-CASH TRANSACTIONS
Issuance of common stock to Sportan shareholders	—	—	147,733
Issuance of common stock for accrued interest	—	525,513	525,513
Conversion of notes payable to common stock	—	6,159,610	6,407,980
Conversion of accrued liabilities to common stock	180,000	17,176	197,176
Conversion of accounts payable to note payable	—	—	93,364
Discount on convertible notes relating to:
—warrants	—	1,433,108	3,309,790
—beneficial conversion feature	—	831,944	1,715,973
—stock attached to notes	—	999,074	1,287,440
Fair value of derivative instrument	—	6,761,655	6,761,655

See accompanying summary of accounting policies and notes to consolidated financial statement

OPEXA THERAPEUTICS, INC.

(a development stage company)

(formerly PharmaFrontiers Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

Opexa Therapeutics, Inc. (“Opexa”), was incorporated in Texas in March, 1991 as a bio-pharmaceutical company engaged in developing autologous personalized cell therapies. During the development stage, Opexa acquired the worldwide license to technology developed at Argonne National Laboratory, a U.S. Department of Energy Laboratory Operated by the University of Chicago (“Argonne”). This is an exclusive license to a stem cell technology in which adult multi-potent stem cells are derived from monocytes obtained from the patient’s own blood (the “License”). A patent application was filed in November 2003, with the United States Patent and Trade Office regarding the technology involved in the License.

On October 7, 2004, Opexa acquired all of the outstanding stock of Opexa Pharmaceuticals, Inc., an entity that has the exclusive worldwide license from Baylor College of Medicine to an individualized T-cell therapeutic vaccine, Tovaxin™, which is in U.S. FDA Phase IIb human clinical trials to evaluate its safety and effectiveness in treating multiple sclerosis.

Development Stage Company. The Company is considered to be in the Development stage as defined in Statement of Financial Accounting Standards No. 7. The Company has no revenues to date.

Basis of Presentation. In June 2006, the Company (i) changed its name to Opexa Therapeutics, Inc. from PharmaFrontiers Corp. and (ii) effected a one-for-ten reverse common stock split. All references to number of shares and per share amounts reflect such split as if it occurred on the first day of the first period presented. The consolidated financial statements include the accounts of Opexa Therapeutics, Inc. and its wholly-owned subsidiary, Opexa Pharmaceuticals, Inc. Significant inter-company accounts and transactions have been eliminated.

Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates in Financial Statement Preparation. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities. For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less. Marketable securities include investments with maturities greater than three months but less than one year. The primary objectives for the fixed income investment portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return consistent with these two objectives. Opexa’s investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Long-lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock-Based Compensation. On January 1, 2006, Opexa began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, Opexa had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. Opexa adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the first quarter of fiscal 2006 includes the quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123.

The following table illustrates the effect on net loss and net loss per share if Opexa had applied the fair value provisions of FASB Statement No. 123 to stock-based employee compensation prior to January 1, 2006:

	2005	Inception through 2006
Net loss as reported	$(14,856,724)	$(59,043,633)
Add: stock based compensation determined under intrinsic value based method	2,487,741	2,611,074
Less: stock based compensation determined under fair value based method	(4,264,013)	(4,417,377)

Pro forma net loss	$(16,632,996)	$(60,849,936)

Basic and diluted
Net loss per common share	$(10.63)	N/A
As reported	$(9.49)	N/A

Research and Development. Research and development expenses include salaries, related employee expenses, clinical trial expenses, research expenses, consulting fees, and laboratory costs. All costs for research and development activities are expensed as incurred. Opexa expenses the costs of licenses of patents and the prosecution of patents until the issuance of such patents and the commercialization of related products is reasonably assured. Acquired in process research and development that does not have a future alternative use is expensed when acquired. Research and development expense for the year ended December 31, 2006 was 7,850,372, as compared to $5,159,853 for the year ended December 31, 2005.

Accounting for Derivative Instruments. Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. Opexa’s derivatives are separately valued and accounted for on our balance sheet. Fair values for securities traded in the open market and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model Opexa used for determining fair values of its derivatives is the Black Scholes Pricing Model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates, exchange rates and option volatilities. Selection of these inputs involves management’s judgment and may impact net income.

In September 2000, the Emerging Issues Task Force (“EITF”) issued EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) which Requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The impact of implementing EITF 00-19-2 in the fiscal year 2007 will result in a cumulative effect of a change in accounting principle with a credit to beginning retained earnings of $6,656,677 and a reversal of the same amount to the derivative liability account.

Recently Issued Accounting Pronouncements.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFA 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006 and is therefore required to be adopted by the Company as of October 1, 2006. Management is still evaluating what effect this will have on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes.” This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Management is still evaluating what effect this will have on the Company’s financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is encouraged. The adoption of SFAS 157 is not expected to have a material impact on the financial statements.

There were various other accounting standards and interpretations issued during 2006 and 2005, none of which are expected to have a material impact on the Company’s consolidated financial position, operations or cash flows.

NOTE 2—RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating these financial statements for the 2006, 2005 and 2004 annual periods.

Following is a description of the restatements to the financial statements:

The Company acquired Opexa Pharmaceuticals in October 2004 and originally accounted for the acquired in process research and development of $23,991,128 as intangible assets. In November 2007, the Company re-evaluated its accounting for acquired research and development and upon further consideration of Paragraph 11(c) of Statement of Financial Accounting Standards No. 2 (SFAS No. 2) and accounting guidance from Financial Accounting Standards Board Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4), the Company determined that these assets did not have an alternative future use at the date of acquisition. Thus, they had no separate economic value and should be accordingly expensed to research and development in the period acquired.

In February 2004, the Company obtained a license from the University of Chicago for an adult stem cell technology. Costs associated with the acquisition of this license were originally accounted for as an intangible asset. The amounts originally capitalized as intangible assets were $3,051,706, $976,497 and $112,440 for the years ended December 31, 2004, 2005 and 2006 respectively. Upon further consideration of Paragraph 11(c) of SFAS No. 2, the Company determined that these assets had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the intangible asset should have been expensed to in process research and development in the period acquired.

In March 2006, the Company obtained an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis from the Shanghai Institutes for Biological Sciences (SIBS), Chinese Academy of Sciences of the People’s Republic of China. The Company made a $125,000 license payment and accounted for the license as an intangible asset. Upon further consideration of Paragraph 11(c) of SFAS No. 2, the Company determined that this asset had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the intangible asset should have been expensed to in process research and development in the period acquired.

In the Consolidated Statements of Expenses, the effect of the adjustments on operating expenses, loss from operations and net loss for each of the years ended December 31, 2006 and 2005 and January 22, 2003(Inception) to December 31, 2006 was as follows:

	Year Ended December 31,
	2006				2005
	As Reported	Adj.		As Restated	As Reported	Adj.		As Restated
Research and development	$7,612,932	$237,441	(1)	$7,850,373	$4,183,356	$976,497	(1)	$5,159,853
General and administrative	5,461,047	—		5,461,047	6,259,075	—		6,259,075
Depreciation and amortization	1,818,795	(1,644,678	)(2)	174,117	1,735,209	(1,637,129	)(2)	98,080
Loss on disposal of assets	2,376	—		2,376	22,810	—		22,810

Operating loss	(14,895,150)	1,407,237		(13,487,913)	(12,200,450)	660,632		(11,539,818)

Interest income	688,299	—		688,299	81,930	—		81,930
Other income	46,450	—		46,450	28,174	—		28,174
Gain (loss) on derivative liability	104,978	—		104,978	3,896,841	—		3,896,841
Interest expense	(984)	—		(984)	(7,323,851)	—		(7,323,851)

Net loss	$(14,056,407)	$1,407,237		$(12,649,170)	$(15,517,356)	$660,632		$(14,856,724)

Basic and diluted loss per share	$(2.61)	$0.26		$(2.35)	$(9.92)	$0.42		$(9.49)

	January 22, 2003 (Inception) to December 31, 2006
	As Reported	Adjustment		As Restated
Research and development	$12,428,909	$28,256,771	(1)	$40,685,680
General and administrative	14,206,469	—		14,206,469
Depreciation and amortization	3,818,823	(3,533,568	)(2)	285,255
Loss on disposal of assets	482,309	—		482,309

Operating loss	(30,936,510)	(24,723,203)		(55,659,713)

Interest income	776,221	—		776,221
Other income	77,003	—		77,003
Gain (loss) on derivative liability	4,001,819	—		4,001,819
Interest expense	(8,238,963)	—		(8,238,963)

Net loss	$(34,320,430)	$(24,723,203)		$(59,043,633)

Basic and diluted loss per share	N/A	N/A		N/A

(1)	Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development (i) for the year ended 12/31/2006 in the amount of $237,440, (ii) for the year ended 12/31/2005 in the amount of $976,497 and (iii) inception to 12/31/2006 in the amount of $28,256,771.

(2)	Reversal of amortization of intangible assets that should have been expensed to research and development (i) for the year ended 12/31/2006 in the amount of $1,644,678, (ii) for the year ended 12/31/2005 in the amount of $1,637,129 and (iii) inception to 12/31/2006 in the amount of $3,533,568.

In the Balance Sheet, the effect of the adjustments on Intangible Assets and Accumulated Deficit as of December 31, 2006 was as follows:

	December 31, 2006
	As Reported	Adjustment		As Restated
Assets
Intangible Assets	$24,723,203	$(24,723,203	)(1)	$—

Stockholders’ Equity
Accumulated Deficit	$(34,320,430)	$(24,723,203	)(1)	$(59,043,633)

(1)	Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development and reversal of amortization of intangible assets that should have been expensed to research and development. Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development (i) for the year ended 12/31/2006 in the amount of $237,440, (ii) for the year ended 12/31/2005 in the amount of $976,497 and (iii) inception to 12/31/2006 in the amount of $28,256,771. Reversal of amortization of intangible assets that should have been expensed to research and development (i) for the year ended 12/31/2006 in the amount of $1,644,678, (ii) for the year ended 12/31/2005 in the amount of $1,637,129 and (iii) inception to 12/31/2006 in the amount of $3,533,568.

NOTE 3—MARKETABLE SECURITIES

At December 31, 2006, Opexa invested $10.9 million in A-1/P-1 commercial paper, of which $2.9 million is invested in marketable securities, and $3.9 million is invested in a money market account with an average market yield of 5.33% and average time to maturity of 1.32 months. Interest income of $688,299 was recognized for the twelve months ended December 31, 2006 in the consolidated statements of expenses.

NOTE 4—LICENSE AGREEMENTS

University of Chicago License Agreement

In 2004 Opexa entered into an agreement with the University of Chicago (“University”) for the worldwide license to technology developed at Argonne National Laboratory, a U.S. Department of Energy Laboratory Operated by the University. In consideration for the license, Opexa paid the University $57,742 and issued 237,188 shares valued at $1,199,706. In December 2004, the License Agreement was amended granting Opexa an exclusive, non-transferable worldwide license to the University’s stem cell technology. In consideration for the amendment, Opexa paid the University an additional $175,000, issued the University 5,500 shares of common stock valued at $352,000, agreed to pay the University $1,500,000 on October 30, 2005 and agreed to issue the University shares of Opexa common stock, including the shares already issued, equal to 2.6% of the total outstanding number of shares after conversion of the 15% exchangeable convertible subordinated promissory notes. In June 2005, 27,484 shares of common stock were issued to the University of Chicago per the terms of a license agreement. These shares were recorded at $867,064. In August 2005, 1,710 shares of common stock were issued to the University of Chicago per the terms of a license agreement. These shares were recorded at $109,434. In October 2006, the $1,500,000 cash payment obligation was extended until April 30, 2007 and (ii) the obligation to issue 21,623 shares of Opexa’s common stock issuable was extended until April 30, 2007, with $112,440 accrued at December 31, 2006. The Company determined that these assets had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the costs were expensed to research and development in the period incurred.

Shanghai Institute for Biological Science License Agreement

In January 2006, Opexa acquired an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis from the Shanghai Institute for Biological Science, China Academy of Science of the People’s Republic of China. In exchange for a payment of $125,000 and an agreed running royalty from the sale of commercialized products, Opexa receives all information and data related to all clinical trials on all patient controls and patients with rheumatoid arthritis with the T cell vaccine. This includes all clinical, cell procurement and manufacturing protocols, complete patient data sheets, all laboratory materials, methods and results and manufacturing records and documents and any other data related to the intellectual property. The first payment under the license occurred in April 2006 upon the delivery of materials pursuant to the terms of the licensing agreement. The Company determined that these assets had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the costs were expensed to research and development in the period incurred.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

Description	Life	Amount
Computer equipment	3 years	$134,023
Office furniture and equipment	3-10 years	220,113
Software	3-5 years	46,089
Laboratory equipment	3-10 years	912,709
Leasehold improvements	10 years	443,727

Subtotal		1,756,661
Less: accumulated depreciation		(395,284)

Property and equipment, net		$1,361,377

Property and equipment is carried at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful life of three to ten years, depending upon the type of equipment, except for leasehold improvements which are amortized using the straight-line method over the remaining lease term or the life of the asset, whichever is shorter. The cost of repairs and maintenance is charged as an expense as incurred. Depreciation expense totaled $174,117 and $98,080 in fiscal 2006 and 2005, respectively.

NOTE 6—INCOME TAXES

Opexa uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

At December 31, 2006, for federal income tax and alternative minimum tax reporting purposes, the Company had approximately $56,106,251 of unused net operating losses available for carryforward to future years. The benefit from carryforward of such net operating losses will expire in various years through 2026. Under the provisions of Section 382 of the Internal Revenue Code, the benefit from utilization of approximately $5,650,429 of net operating losses incurred prior to October 7, 2004 was significantly limited as a result of the change of control that occurred in connection with the Company’s acquisition of Opexa. The benefit could be subject to further limitations if significant future ownership changes occur in the Company.

At December 31, 2006, deferred tax assets consisted of the following:

NOL @ 12/31/05	$(47,670,687)
Net loss—2006	(12,649,170)

Subtotal	(60,319,857)
Derivative (gain) loss	(104,978)
Option expense	2,749,617
Warrant expense	1,568,966

NOL @ 12/31/06	(56,106,251)
Estimated tax rate	X 34%

Deferred tax asset	(19,076,125)
Valuation allowance	19,076,125

Net deferred tax asset	$—

NOTE 7—THIRD PARTY CONVERTIBLE NOTES

Between September 2004 and February 2005, Opexa issued convertible notes to investors totaling $6,124,859. In March 2005, 45,169 shares of common stock with a relative fair value of $999,074 were issued to note holders as their additional shares for their subscription investment in Opexa. In June 2005, a total of $6,650,372 comprised of the principal of the notes of $6,124,859 and accumulated interest of $525,513, which accrued at a rate of 15% per annum, was exchanged for 443,360 shares of common stock, Class A and Class B warrants that expired in 2006, and Class C warrants to purchase 1,110,548 shares at an exercise price of $30 per share.

Opexa analyzed the convertible notes and the warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Opexa determined the embedded conversion option in the convertible notes met the criteria for classification in stockholders equity under SFAS 133 and EITF 00-19. Therefore, derivative accounting was not applicable for these convertible notes payable. See Note 13 for a discussion of the accounting for the warrants.

NOTE 8—NOTE PAYABLE

Note payable consists of a note in the amount of $1,500,000 payable to the University of Chicago, secured by license, no interest and due April 30, 2007. See Note 4 for details.

Loan payable consists of an equipment line of up to $250,000 with Wells Fargo of which $110,322 was outstanding as of December 31, 2006. This loan has an interest rate of 7.61% per annum, matures in May 2011 and is secured by Opexa’s furniture and equipment purchased with the loan proceeds.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Office Lease

In October 2005, Opexa entered into a ten-year lease for its office and research facilities. There is 2,500 sq. ft. of space still available for future build-out. The facility including the property is leased for a term of ten years with two options for an additional five years each at the then prevailing market rate. Future minimum lease payments under the non-cancellable operating lease are $117,774 for 2007, $137,196 for 2008, $139,782 for 2009, $147,540 for 2010, $147,540 for 2011 and $584,343 for years 2012 to 2015. Rent expense for 2006 was $136,153 and $178,963 for 2005.

Contract Research Organization Agreement

In September 2006, Opexa engaged PharmaNet, LLC, a contract research organization focused on managing central nervous system trials to provide it with services in connection with its Phase IIb clinical trial. An initial pre-payment of $400,000 was made to PharmaNet, LLC in April 2006, of which $133,334 remains as a prepaid balance as of December 31, 2006. An additional $235,000 payment was made in October representing an advance for investigator grant expenses, of which $191,329 remains a prepaid balance as of December 31, 2006.

NOTE 10—EQUITY

During 2003, equity related transactions were as follows:

•	525,000 shares of common stock were sold for $1,000.

•	170,625 shares were reacquired for $325 and canceled.

•	Additional contributions to capital of $56,360 resulted from the discounted value to notes payable due to warrants and beneficial conversion features attached to convertible notes was issued in 2003.

During 2004, equity related transactions were as follows:

•	2,250 shares of common stock were sold for $9,000.

•	206,500 shares of common stock valued at their then fair value of $849,000 were issued to employees and consultants for their services.

•	24,269 shares of common stock valued at their then fair value of $427,075 were issued to the University of Chicago per the terms of a license agreement. See Note 2 for details.

•	99,740 shares of common stock were issued for net liabilities of $147,733 pursuant to the 2004 reorganization.

•	250,000 shares of common stock valued at their then fair value of $23,750,000 were issued to Opexa Pharmaceuticals, Inc., shareholders. See Note 12 for details.

•	16,100 shares of common stock with a relative fair value of $288,366 were issued to note holders as their additional shares for their subscription investment.

•	60,750 shares of common stock were issued to note holders for the conversion of $248,370 of principal and interest from convertible notes.

•	8,000 shares of common stock were cancelled pursuant to the terms of an employment separation agreement.

•	Additional contributions to capital of $2,704,351 resulted from the discounted value to notes payable from warrants, beneficial conversion features attached to convertible notes.

•	Employee stock option expense was $123,333 for 2004.

During 2005, equity related transactions were as follows:

•

389,451 shares of common stock with warrants to purchase 1,070,993 shares were sold for $5,841,769. The relative fair value of the common stock is $1,103,714 and the relative fair value of the warrants is $4,748,055. Offering costs of $495,552 related to shares issued were charged to additional paid in capital.

•	45,168 shares of common stock with a relative fair value of $999,074 were issued to note holders as their additional shares for their subscription investment.

•	565,858 shares of common stock were issued to note holders for the conversion of $6,124,859 of principal and $525,513 interest from convertible notes.

•	2,300 shares of common stock valued at their fair value of $161,000 were issued to note holders for the conversion of $51,930 of principal and interest from the notes.

•	29,194 shares of common stock were issued to the University of Chicago per the terms of a license agreement. These shares were recorded at $1,868,384.

•	24,000 shares of common stock valued at their fair value of $1,012,400 were issued to consultants for their services.

•	Additional contributions to capital of $2,265,052 relating to the discounted value to notes payable from warrants, beneficial conversion features attached to convertible notes.

•	Employee stock option expense was $2,487,741 for 2005.

•	Warrant expense was $2,373,888 for 2005.

•	Transition of warrants from equity instruments to liability instruments in the amount of $10,658,496 was recorded. See Note 13 for details.

During 2006, equity related transactions were as follows:

•	In March 2006, 34,829 shares of common stock were issued to settle an outstanding accounts payable in the amount of $180,000.

•

In April 2006, Opexa sold 4,600,000 shares of its common stock and warrants to purchase 2,300,000 shares of Opexa’s common stock for $23,000,000. Opexa paid $1,846,481 for the commissions and fees related to this offering and granted to its brokers warrants to purchase 213,720 shares of common stock at an exercise price of $5.00 per share. These warrants are not callable and have a cashless exercise option.

•	Employee stock option expense was $2,749,617 for 2006.

•	Warrant expense was $1,568,966 for 2006.

NOTE 11—STOCK OPTIONS AND WARRANTS

In 2004, Opexa adopted the 2004 Stock Option Plan (“the Plan”) for the granting of stock options to employees and consultants of Opexa. Options granted under the Plan may be either incentive stock options or nonqualified stock options. The Board of Directors has discretion to determine the number, term, exercise price and vesting of all grants.

Employee Stock Options:

During 2004, options to purchase 96,500 shares were granted to employees at exercise prices ranging from $30.00 to $50.00. These options have terms of five years and vest from one to three years. Fair value of $5,623,186 was recorded using the Black-Scholes method of calculation with a volatility of 75.05% and a discount rate of 2%.

During 2005, options to purchase 63,050 shares were granted to employees. at exercise prices of $7.00. These options have terms of ten years and vest in four years. Fair value of $261,879 was recorded using the Black-Scholes method of calculation with a volatility range of 175.4% and a discount rate of 2%.

During 2005, options to purchase 4,167 shares were forfeited and cancelled.

During 2006, options to purchase 389,160 shares of common stock were granted by Opexa to its employees at exercise prices ranging from $5.00 to $9.40. These options have terms from five to ten years, vest from one to three years and have a fair value of $3,126,168. Using the Black-Scholes method, stock compensation for 2006 was $1,066,451 with a volatility range of 401.34% to 429.86% and a discount rate range of 4.72% – 5.22%.

Opexa recorded $2,749,617 stock-based compensation expense to the management and employees during 2006.

During 2006, options to purchase 14,133 shares were forfeited.

Consultant Warrants:

During 2004, warrants to purchase 20,000 shares were granted to consultants at exercise prices ranging from $30.00 to $50.00. These options have terms of five years and vest from one to three years. Fair value of $1,011,770 was recorded using the Black-Scholes method with a volatility range of 75.05% and a discount rate of 2%.

During 2005, warrants to purchase 71,060 shares were granted to consultants. Using the Black-Scholes method, fair value for 2005 was $1,552,936 with a volatility range of 175.4% and a discount rate of 2%.

During 2005, warrants to purchase 46,085 shares of Common Stock ere issued to several brokerage firms as the offering costs and commissions for Opexa’s financing activities at an exercise price of $1.50 per share. These warrants have a fair value of $2,197,162 and vest immediately.

During 2005, warrants to purchase 9,914 shares were forfeited and cancelled.

In April 2006, warrants to purchase 213,720 shares of common stock were granted by Opexa to the brokers in connection with the $23,000,000 equity financing, at an exercise price of $5.20. These warrants have a term of three years, vest immediately and have a fair value of $1,077,778.

During 2006, warrants to purchase 156,500 shares of common stock were granted by Opexa to its consultants, directors and exiting directors at the exercise prices ranging from $5.20 to $9.80. These warrants have a term of ten years, vest from one to three years and have a fair value of $1,496,375. Using the Black-Scholes method, stock compensation for 2006 was $931,597 with a volatility range of 401.34% to 429.86% and a discount rate range of 4.72% – 5.22%.

Opexa recorded $1,568,966 stock-based compensation expense to the consultants, directors and exiting directors during 2006.

During 2006, warrants to purchase 5,000 shares were expired.

Investor Warrants:

During 2003, warrants to purchase 15,000 shares were granted to investors related to the convertible notes.

During 2004, warrants to purchase 142,800 shares were granted to investors related to the convertible notes.

During 2005, warrants to purchase 2,386,984 shares were granted to investors related to the convertible notes and warrants to purchase 254,363 shares were forfeited and cancelled.

During 2006, warrants to purchase 2,765,043 shares were granted to investors related to the Aril 2006 financing and warrants to purchase 1,645,002 shares were forfeited and cancelled.

Summary information regarding options and warrants is as follows:

	Options	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Year ended December 31, 2003:
Granted	—	$—	15,000	$1.00

Outstanding at December 31, 2003	—	—	15,000	1.00

Year ended December 31, 2004:
Granted	96,500	31.70	162,800	22.30

Outstanding at December 31, 2004	96,500	31.70	177,800	22.40

Year ended December 31, 2005:
Granted	63,050	15.70	2,504,129	28.60
Forfeited and canceled	(4,167)	42.80	(264,277)	24.50

Outstanding at December 31, 2005	155,383	24.90	2,417,652	23.51

Year ended December 31, 2006:
Granted	389,160	5.48	3,135,264	9.28
Forfeited and canceled	(14,133)	34.79	(1,649,995)	12.77

Outstanding at December 31, 2006	530,410	$10.38	3,902,921	$13.52

Summary of options and warrants outstanding and exercisable as of December 31, 2006 is as follows:

Exercise Price	Remaining Life	Options Outstanding	Options Exercisable	Warrants Outstanding	Warrants Exercisable
$40.00	3 - 4 years	—	—	17,500	8,375
$30.00	2 - 3 years	84,500	58,667	5,000	3,333
$30.00	3 - 4 years	18,850	8,950	1,125,056	1,116,389
$15.00	3 - 4 years	—	—	46,895	46,895
$11.90	3 - 4 years	—	—	21,500	3,000
$11.50	2 - 3 years	—	—	16,750	—
$11.40	2 - 3 years	2,000	—	—	—
$ 9.80	9 -10 years	—	—	37,000	17,500
$ 9.40	9 -10 years	30,900	—	4,500	500
$ 8.25	9 -10 years	12,500	—	1,500	—
$ 7.09	9 -10 years	3,300	—	—	—
$ 7.00	9 -10 years	37,000	9,250	—	—
$ 6.50	4 - 5 years	—	—	2,300,000	2,300,000
$ 5.20	2 - 3 years	—	—	8,500	—
$ 5.20	9 -10 years	—	—	105,000	52,500
$ 5.00	3 - 4 years	—	—	213,720	213,720
$ 5.00	4 - 5 years	75,000	32,100	—	—
$ 5.00	9 -10 years	266,360	—	—	—

		530,410	108,967	3,902,921	3,762,213

NOTE 12—PURCHASE OF OPEXA PHARMACEUTICALS

In October 2004, Opexa acquired all of the outstanding stock of Opexa Pharmaceuticals, Inc. The acquisition was accounted for under the purchase method, where all of Opexa Pharmaceuticals, Inc.’s assets are restated to their fair market value on the acquisition date. The 250,000 shares of Opexa were valued at their then fair value of $23,750,000 or $95.00 per share. The results of operations for Opexa from November 6, 2004 through December 31, 2005 are included in the Statements of Operations and the Statements of Cash Flows.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Current assets	$55,387
Property, plant and equipment, net	639,160
Acquired in process research and development	23,991,128
Current liabilities assumed	(935,675)

Total allocation of purchase price	$23,750,000

The estimated fair value of acquired in process research and development of $23,991,128 was determined by our management. Management considered a number of factors in determining the value of the acquired in process research and development, including the results of an independent valuation performed by a third-party valuation specialist. The purchased represents Opexa Pharmaceuticals’ incomplete research and development programs that had not yet reached technological feasibility and had no alternative future uses as of the acquisition date and, therefore, was expensed upon acquisition within our Consolidated Statements of Expenses.

NOTE 13—DERIVATIVE INSTRUMENTS

For the years ended December 31, 2006 and 2005, Opexa evaluated the application of SFAS 133 and EITF 00-19 for all of its financial instruments and identified the following financial instruments as derivatives:

(1) Series A Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005, which expired on February 17, 2006;

(2) Series B Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005, which expired on October 17, 2006; and

(3) Series C Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005.

These three series of warrants are derivatives because the liquidated damage provision in the registration rights agreement covering each warrant resulted in the conclusion that it was more economic to issue registered shares than to issue unregistered shares and pay the penalty. Because issuing registered shares is outside of Opexa’s control, Opexa concluded the warrants should be accounted for as derivative liabilities under SFAS 133 and EITF 00-19.

As a result, Opexa reports the value of these derivatives as current liabilities in its balance sheet and report changes in the value of these derivatives as non-operating gains or losses in its statements of operations. The value of the derivatives is required to be remeasured on a quarterly basis, and is based on the Black Scholes Pricing Model.

Variables used in the Black-Scholes option-pricing model include (1) risk free interest rate, (2) expected warrant life is the actual remaining life of the warrants as of each period end, (3) expected volatility and (4) zero expected dividends as further detailed in the table as follows:

	As of 12/31/2005	As of 12/31/2006
Risk-free rate for term
A Warrant	4.08%	—
B Warrant	4.37%	—
C Warrant	4.35%	501%

Expected volatility
A Warrant	30%	—
B Warrant	112%	—
C Warrant	475%	487%

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheets as of December 31, 2006 and 2005 and the statements of operations and for the years ended December 31, 2006 and 2005 and the period from inception through December 31, 2006 is as follows:

	As of 12/31/2005	As of 12/31/2006	Gain(Loss) Year Ended 12/31/2005	Gain(Loss) Year Ended 12/31/2006	Gain(Loss) Inception Through 12/31/2006
Series A Warrants	$—	$—	$332,440	$—	$332,440
Series B Warrants	264,957	—	640,882	264,957	$905,839
Series C Warrants	6,496,698	6,656,677	2,923,519	(159,979)	$2,763,540

Totals	$6,761,655	$6,656,677	$3,896,841	$104,978	$4,001,819

The warrants granted during the April 2006 financing were determined to qualify as for equity treatment under SFAS 133 and EITF 00-19. Nothing in the warrant agreements required cash settlement or allowed for the possibility of cash settlement including the impact of the liquidated damages penalty under the registration rights agreement. It was determined on the date of grant and at December 31, 2006 that it was more economic to issue unregistered shares and pay the penalty than to issue registered shares.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The impact of implementing EITF 00-19-2 in the fiscal year 2007 will result in a cumulative effect of a change in accounting principle with a credit to beginning retained earnings of $6,656,677 and a reversal of the same amount to the derivative liability account.

NOTE 14—STOCK PURCHASE AGREEMENT

In June 2004, Pharma was acquired by Sportan United Industries, Inc. in a transaction accounted for as a reverse acquisition. Pharma’s shareholders were issued 6,386,439 Sportan shares in exchange for 100 percent of the outstanding common shares of Pharma. Immediately following this transaction, Sportan changed its name to Pharma and 7,383,838 shares were outstanding.

NOTE 15—GOING CONCERN

On November 2, 2007, Opexa filed it quarterly report for the period ended September 30, 2007. As shown in its financial statements, Opexa has negative cash flows provided by its operating activities and has a cash balance of $5.8 million as of September 30, 2007 which is not sufficient to fund its operations for the next twelve months. These conditions raise substantial doubt as to Opexa’s ability to continue as a going concern. Management will seek to raise additional capital through sales of convertible debt and/or equity. The financial statements do not include any adjustments that might be necessary if Opexa is unable to continue as a going concern.

OPEXA THERAPEUTICS, INC.

(a development stage company)

BALANCE SHEETS (RESTATED)

(unaudited)

	Restated September 30, 2007	Restated December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$5,844,299	$12,019,914
Investment in marketable securities	—	2,952,096
Other current assets	385,717	472,881

Total current assets	6,230,016	15,444,891

Property & equipment, net accumulated depreciation of $532,585 and $395,284, respectively	1,355,753	1,361,377

Total assets	$7,585,769	$16,806,268

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,226,879	$868,862
Stock payable	—	112,440
Accrued expenses	791,134	135,069
Note payable	—	1,500,000
Current maturity of loan payable	59,224	14,080
Derivative liability	—	6,656,677

Total current liabilities	2,077,237	9,287,128

Long term liabilities:
Loan payable	177,339	96,242

Total liabilities	2,254,576	9,383,370

Commitments and contingencies	—	—

Stockholders’ equity:
Convertible preferred stock, no par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.50 par value, 100,000,000 shares authorized, 6,696,784 shares issued and outstanding	3,348,351	3,348,351
Additional paid in capital	75,863,587	63,118,180
Deficit accumulated during the development stage	(73,880,745)	(59,043,633)

Total stockholders’ equity	5,331,193	7,422,898

Total liabilities and stockholders’ equity	$7,585,769	$16,806,268

OPEXA THERAPEUTICS, INC.

(a development stage company)

STATEMENTS OF EXPENSES (RESTATED)

Three and Nine Months ended September 30, 2007 and 2006 and the

Period from January 22, 2003 (Inception) to September 30, 2007

(unaudited)

	Restated Three Months Ended September 30, 2007	Restated Three Months Ended September 30, 2006	Restated Nine Months Ended September 30, 2007	Restated Nine Months Ended September 30, 2006	Restated Inception through September 30, 2007
Research and development	$3,189,256	$2,113,878	$10,148,930	$4,532,240	$50,834,610
General and administrative	842,079	1,430,507	2,557,609	5,676,221	16,764,078
Depreciation	50,446	49,824	149,371	122,469	434,627
Loss on disposal of assets	—	2,015	4,034	2,377	486,343

Operating loss	(4,081,781)	(3,596,224)	(12,859,944)	(10,333,307)	(68,519,658)

Interest income	102,292	259,141	423,086	477,547	1,199,307
Other income	—	—	—	46,450	77,003
Gain on extinguishment of debt	1,612,440	—	1,612,440	—	1,612,440
Gain (loss) on derivative liability	—	2,418,078	—	(860,130)	—
Interest expense	(4,731)	(278)	(10,875)	(891)	(8,249,838)

Net loss	$(2,371,780)	$(919,283)	$(10,835,293)	$(10,670,331)	$(73,880,745)

Basic and diluted loss per share	$(0.35)	$(0.14)	$(1.62)	$(2.16)	N/A

Weighted average shares outstanding	6,696,784	6,696,784	6,696,784	4,950,862	N/A

OPEXA THERAPEUTICS, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS (RESTATED)

Nine Months Ended September 30, 2007 and 2006 and the

Period from January 22, 2003 (Inception) to September 30, 2007

(unaudited)

	Restated Nine Months Ended September 30, 2007	Restated Nine Months Ended September 30, 2006	Restated Inception through September 30, 2007
Cash flows from operating activities
Net loss	$(10,835,293)	$(10,670,331)	$(73,880,745)
Adjustments to reconcile net loss to net cash used in operating activities
Stock payable for services	—	—	112,440
Stock issued for acquired research and development	—	—	26,286,589
Stock issued for services	—	180,000	1,861,400
Stock issued for debt in excess of principal	—	—	109,070
Amortization of discount on notes payable due to warrants and beneficial conversion feature	—	—	6,313,205
Realized gain on marketable securities	25,912	—	—
Loss on derivative liability	—	860,130	—
(Gain) on extinguishment of debt	(1,612,440)	—	(1,612,440)
Depreciation	149,371	122,469	434,627
Debt financing costs	—	—	365,910
Option and warrant expense	2,086,911	3,649,583	11,390,455
Loss on disposition of fixed assets	4,034	2,377	486,343
Changes in:
Accounts payable	358,018	381,109	802,580
Marketable securities	2,926,184	—	—
Prepaid expenses	87,164	(387,217)	(380,847)
Accrued expenses	656,065	(37,419)	605,806
Other assets	—	—	(388,210)

Net cash used in operating activities	(6,154,074)	(5,899,299)	(27,493,817)

Cash flows from investing activities
Purchase of property & equipment	(147,782)	(487,567)	(1,198,836)

Net cash used in investing activities	(147,782)	(487,567)	(1,198,836)

Cash flows from financing activities
Common stock sold for cash, net of offering costs	—	21,153,520	26,509,412
Proceeds from debt	137,286	—	8,102,199
Repayments on notes payable	(11,045)	—	(74,659)

Net cash provided by financing activities	126,241	21,153,520	34,536,952

Net change in cash and cash equivalents	(6,175,615)	14,766,654	5,844,299
Cash and cash equivalents at beginning of period	12,019,914	2,560,666	—

Cash and cash equivalents at end of period	$5,844,299	$17,327,320	$5,844,299

Cash paid for:
Income tax	$—	$—	$—
Interest	—	—	429

NON-CASH TRANSACTIONS
Issuance of common stock to Sportan shareholders	—	—	147,733
Issuance of common stock for accrued interest	—	—	525,513
Conversion of notes payable to common stock	—	—	6,407,980
Conversion of accrued liabilities to common stock	—	—	197,176
Conversion of accounts payable to note payable	—	—	93,364
Discount on convertible notes relating to:
—warrants	—	—	3,309,790
—beneficial conversion feature	—	—	1,715,973
—stock attached to notes	—	—	1,287,440
Reclassification of derivative liabilities	6,656,677	—	6,656,677

OPEXA THERAPEUTICS, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(unaudited)

NOTE 1—BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Opexa Therapeutics, Inc., a development stage company, have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Opexa’s latest Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB, have been omitted.

NOTE 2—GOING CONCERN

Opexa incurred a net loss of approximately $10.7 million for the nine months ended September 30, 2007 and has an accumulated deficit of approximately $73.9 million Cash balance of $5.8 million as of September 30, 2007 is not sufficient to fund our operations for the next twelve months with a current burn rate of approximately $1 million per month. These conditions raise substantial doubt as to Opexa’s ability to continue as a going concern. Management will seek to raise additional capital through sales of convertible debt and/or equity. The financial statements do not include any adjustments that might be necessary if Opexa is unable to continue as a going concern.

NOTE 3—RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating these financial statements for the three months and nine months ended September 30, 2006 and 2007 and the period January 22, 2003 (Inception) to September 30, 2007.

Following is a description of the restatements:

The Company acquired Opexa Pharmaceuticals in October 2004 and originally accounted for the acquired in process research and development of $23,991,128 as intangible assets. In November 2007 the Company re-evaluated its accounting for acquired research and development and upon further consideration of Paragraph 11(c) of Statement of Financial Accounting Standards No. 2 (SFAS No. 2) and accounting guidance from Financial Accounting Standards Board Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4), the Company determined that these assets did not have an alternative future use at the date of acquisition. Thus, they had no separate economic value and should be accordingly expensed to research and development in the period acquired.

In February 2004, the Company obtained a license from the University of Chicago for an adult stem cell technology. Costs associated with the acquisition of this license were originally accounted for as an intangible asset. The amounts originally capitalized as intangible assets were $3,051,706, $976,497 and $112,440 for the years ended December 31, 2004, 2005 and 2006 respectively. Upon further consideration of Paragraph 11(c) of SFAS No. 2, the Company determined that these assets had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the intangible asset should have been expensed to in process research and development in the period acquired.

In March 2006, the Company obtained an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis from the Shanghai Institutes for Biological Sciences (SIBS), Chinese Academy of Sciences of the People’s Republic of China. The Company made a $125,000 license payment and accounted for the license as an intangible asset. Upon further consideration of Paragraph 11(c) of SFAS No. 2, the Company determined that this asset had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the intangible asset should have been expensed to in process research and development in the period acquired.

In the Consolidated Statements of Expenses, the effect of the adjustments on operating expenses, loss from operations and net loss for each of the three months and nine months ended September 30, 2006 and 2007 and the period January 22, 2003 (Inception) to September 30, 2007 was as follows:

	Three Months Ended September 30,
	2007				2006
	As Reported	Adj.		As Restated	As Reported	Adj.		As Restated
Research and development	$3,189,256	$—	(1)	$3,189,256	$2,113,878	$—	(1)	$2,113,878
General and administrative	842,079	—		842,079	1,430,507	—		1,430,507
Depreciation and amortization	463,630	(413,184	)(2)	50,446	462,098	(412,274	)(2)	49,824
Loss on impairment of intangible asset	1,139,677	(1,139,677	)(3)	—	—	—	(3)	—
Loss on disposal of assets	—	—		—	2,015	—		2,015

Operating loss	(5,634,642)	1,552,861		(4,081,781)	(4,008,498)	412,274		(3,596,224)

Interest income	102,292	—		102,292	259,141	—		259,141

Other income	—	—		—	—	—		—
Gain on extinguishment of debt	1,612,440			1,612,440	—			—

Gain (loss) on derivative liability	—	—		—	2,418,078	—		2,418,078
Interest expense	(4,731)	—		(4,731)	(278)	—		(278)

Net loss	$(3,924,641)	$1,552,861		$(2,371,780)	$(1,331,557)	$412,274		$(919,283)

Basic and diluted loss per share	$(0.59)	$0.23		$(0.35)	$(0.20)	$0.06		$(0.14)

	Nine Months Ended September 30,
	2007				2006
	As Reported	Adjustment		As Restated	As Reported	Adjustment		As Restated
Research and development	$10,148,930	$—	(1)	$10,148,930	$4,407,240	$125,000	(1)	$4,532,240
General and administrative	2,557,609	—		2,557,609	5,676,221	—		5,676,221
Depreciation and amortization	1,387,106	(1,237,735	)(2)	149,371	1,354,873	(1,232,404	)(2)	122,469
Loss on impairment of intangible asset	1,139,677	(1,139,677	)(3)	—	—	—	(3)	—
Loss on disposal of assets	4,034	—		4,034	2,377	—		2,377

Operating loss	(15,237,356)	2,377,412		(12,859,944)	(11,440,711)	1,107,404		(10,333,307)

Interest income	423,086	—		423,086	477,547	—		477,547
Other income	—	—		—	46,450	—		46,450
Gain on extinguishment of debt	1,612,440			1,612,440	—			—
Gain (loss) on derivative liability	—	—		—	(860,130)	—		(860,130)
Interest expense	(10,875)	—		(10,875)	(891)	—		(891)

Net loss	$(13,212,705)	$2,377,412		$(10,835,293)	$(11,777,735)	$1,107,404		$(10,670,331)

Basic and diluted loss per share	$(1.97)	$0.36		$(1.62)	$(2.38)	$0.22		$(2.16)

	January 22, 2003 (Inception) to September 30, 2007
	As Reported	Adjustment		As Restated
Research and development	$22,577,839	$28,256,771	(1)	$50,834,610
General and administrative	16,764,078	—		16,764,078
Depreciation and amortization	5,205,929	(4,771,302	)(2)	434,627
Loss on impairment of intangible asset	1,139,677	(1,139,677	)(3)	—
Loss on disposal of assets	486,343	—		486,343

Operating loss	(46,173,866)	(22,345,792)		(68,519,658)

Interest income	1,199,307	—		1,199,307
Other income	77,003	—		77,003
Gain on extinguishment of debt	1,612,440			1,612,440
Gain (loss) on derivative liability	—	—		—
Interest expense	(8,249,838)	—		(8,249,838)

Net loss	$(51,534,954)	$(22,345,792)		$(73,880,745)

Basic and diluted loss per share	N/A	N/A		N/A

(1)	Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development (i) for the three months ended 9/30/2007 and 9/30/2006 in the amount of $-0-, (ii) for the nine months ended 9/30/2007 in the amount of $-0- and for the nine months ended 9/30/2006 in the amount of $125,000 and (iii) for the period inception to 9/30/2007 in the amount of $28,256,771.

(2)	Reversal of amortization of intangible assets that should have been expensed to research and development (i) for the three months ended 9/30/2007 $413,184 and for the three months ended 9/30/2006 in the amount of $412,274 (ii) for the nine months ended 9/30/2007 in the amount of $1,237,735 and for the nine months ended 9/30/2006 in the amount of $1,232,404 and (iii) for the period inception to 9/30/2007 in the amount of $4,771,302.

(3)	Reversal of impairment of intangible assets that should have been expensed to research and development (i) for the three months ended 9/30/2007 $1,139,677 and for the three months ended 9/30/2006 in the amount of $-0-, (ii) for the nine months ended 9/30/2007 in the amount of $1,139,677 and for the nine months ended 9/30/2006 in the amount of $-0-and (iii) for the period inception to 9/30/2007 in the amount of $1,139,677.

In the Balance Sheet, the effect of the adjustments on Intangible Assets and Accumulated Deficit as of September 30, 2007 and December 31, 2006 was as follows:

	September 30, 2007				December 31, 2006
	As Reported	Adj.		As Restated	As Reported	Adj.		As Restated
Assets
Intangible Assets	$22,345,791	$(22,345,791	)(1)	$—	$24,723,203	$(24,723,203	)(1)	$—

Stockholders’ Equity
Accumulated Deficit	$(51,534,954)	$(22,345,791	)(1)	$(73,880,745)	$(34,320,430)	$(24,723,203	)(1)	$(59,043,633)

(1)	Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development, reversal of amortization of intangible assets that should have been expensed to research and development and reversal of impairment of intangible assets that should have been expensed to research and development. Adjustments include:

a.	Adjustment for capitalizing acquired research and development to intangible assets that should have been expensed to research and development as of 9/30/2007 in the amount of $28,256,771 and as of December 31, 2006 in the amount of $28,256,771.

b.	Reversal of amortization of intangible assets that should have been expensed to research and development as of 9/30/2007 in the amount of $4,771,302 and as of December 31, 2006 in the amount of $3,533,568.

c.	Reversal of impairment of intangible assets that should have been expensed to research and development for the period inception to 9/30/2007 in the amount of $1,139,677 and as of December 31, 2006 in the amount of $-0-.

NOTE 4—CASH AND CASH EQUIVALENTS

Opexa considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Investments with maturities in excess of three months but less than one year are classified as short-term investments and are stated at fair market value.

The primary objectives for our fixed income investment portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return consistent with these two objectives. Opexa’s investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

At September 30, 2007, Opexa invested approximately $4.0 million in A-1/P-1 commercial paper with an average market yield of 5.24% and average time to maturity of less than one month. At September 30, 2007, approximately $1.9 million was invested in a money market account with an average yield of 5.29%. Interest income of $423,086 was recognized for the nine months ended September 30, 2007 in the statement of expenses.

NOTE 5—COMMITMENTS AND CONTINGENCIES

In September 2006, Opexa entered into an Individual Project Agreement (IPA) with PharmaNet, LLC, a contract research organization focused on managing central nervous system trials. Pursuant to such IPA, PharmaNet, LLC will provide Opexa with services in connection with its Phase IIb clinical trial. Under the terms of the IPA, Opexa is required to advance funds in the amount of (i) $400,000 for professional fees, (ii) $60,000 for out of pocket expenses and (iii) $175,000 for investigator grants. The professional fee advance is applied 1/12th per month to invoices and replenished once 75% depleted. The out of pocket advance will be held and applied to the final invoice. The investigator grant advance is used as a draw down advance and replenished once 75% depleted. This process will continue until the end of the study. At the conclusion of the program, advance balances remaining will be applied to outstanding invoices. These advances are treated as prepaid items and included in the other current assets section of the balance sheet. As of September 30, 2007, the advance balance to PharmaNet, LLC was $293,336.

In July 2007, Opexa entered into a seconded amended and restated license agreement with the University of Chicago that requires Opexa to make milestone payments of up to $1,350,000 if certain late stage clinical trial and FDA approval milestones are achieved. Opexa has determined that these payments are not probable at this time and thus no liability has been recorded as of September 30, 2007.

NOTE 6—LOAN PAYABLE

Loan payable consists of an equipment line of $250,000 with Wells Fargo of which $236,563 was outstanding as of September 30, 2007. This loan has an interest rate of 7.61% per annum, matures in May 2011 and is secured by Opexa’s furniture and equipment purchased with the loan proceeds. Payments are due and payable monthly on the same day of each month until maturity.

NOTE 7—OPTIONS AND WARRANTS

During the first quarter of 2007, Opexa issued options to purchase 9,900 shares of common stock of Opexa to its new employees. These options are for a term of ten years, have an exercise price of $4.04 and vest over three years. Fair value of $32,914 was calculated using the Black-Scholes model. Variables used in the Black-Scholes option-pricing model during the three months ended March 31, 2007, include (1) 4.52% discount rate, (2) option life is the expected term of 6 years, (3) expected volatility of 103.91%, and (4) zero expected dividends. Option expense of $4,141 was recorded during the nine months ended September 30, 2007.

During the second quarter of 2007, Opexa issued options to purchase 209,000 shares of common stock of Opexa to its management and employees. These options are for a term of ten years, have an exercise price of $5.47 and vest over three years. Fair value of $907,968 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for options issued during the three months ended June 30, 2007, include (1) 5.07% discount rate, (2) option life is the expected term of 6 years, (3) expected volatility of 95.88%, and (4) zero expected dividends. Option expense of $86,473 was recorded during the nine months ended September 30, 2007.

During the second quarter of 2007, Opexa issued options to purchase 48,000 shares of common stock of Opexa to consultants and directors. These options are for a term of ten years, have an exercise price of $5.47 and have vesting dates that vary from either full or partial vesting at date of grant to full vesting at the one year anniversary of the date of grant. Fair value of $202,937 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for options issued during the three months ended June 30, 2007, include (1) 5.07% discount rate, (2) option life is the expected term ranging from 5 to 5.5 years, (3) expected volatility of 95.88%, and (4) zero expected dividends. Option expense of $122,828 was recorded during the nine months ended September 30, 2007.

During the third quarter of 2007, Opexa issued options to purchase 5,500 shares of common stock of Opexa to its new employees. These options are for a term of ten years, have an exercise price of $3.96 and vest over three years. Fair value of $17,129 was calculated using the Black-Scholes model. Variables used in the Black-Scholes option-pricing model during the three months ended September 30, 2007, include (1) 4.22% discount rate, (2) option life is the expected term of 6 years, (3) expected volatility of 95.36%, and (4) zero expected dividends. Option expense of $279 was recorded during the three months ended September 30, 2007.

During the third quarter of 2007, Opexa issued an option to purchase 1,500 shares of common stock of Opexa to a consultant These options are for a term of ten years, have an exercise price of $3.96 and vest at date of grant. Fair value of $4,412 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for options issued during the three months ended September 30, 2007, include (1) 4.22% discount rate, (2) option life is the expected term of 5 years, (3) expected volatility of 95.36%, and (4) zero expected dividends. Option expense of $4,412 was recorded during the three months ended September 30, 2007.

During the third quarter of 2007, Opexa issued options to purchase 20,000 shares of common stock of Opexa to a new director. These options are for a term of ten years, have an exercise price of $3.95 and vest 50% at date of grant and 25% vest on the first and second year anniversary of date of grant. Fair value of $61,326 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for options issued during the three months ended September 30, 2007, include (1) 4.20% discount rate, (2) option life is the expected term of 5.75 years, (3) expected volatility of 95.36%, and (4) zero expected dividends. Option expense of $31,210 was recorded during the three months ended September 30, 2007.

NOTE 8—DERIVATIVE INSTRUMENTS

In June 2006, Opexa evaluated the application of SFAS 133 and EITF 00-19 for all of its financial instruments and it was determined that certain of the warrants to purchase common stock issued by Opexa associated with the bridge note exchange and private placement offerings in June 2005 and July 2005 were derivatives that Opexa was required to account for as free-standing derivative instruments under GAAP. These three series of warrants were considered at the time to be derivatives because the liquidated damage provision in the registration rights agreement covering each warrant resulted in the conclusion that it was more economic to issue registered shares than to issue unregistered shares and pay the penalty. Because issuing registered shares is outside of Opexa’s control, Opexa concluded the warrants should be accounted for as derivative liabilities under SFAS 133 and EITF 00-19. As a result, Opexa reported the value of these derivatives as current liabilities on its balance sheet and reported changes in the value of these derivatives as non-operating gains or losses on its statements of operations in the consolidated financial statements beginning with the year ended December 31, 2005 and re-measured and reported on a quarterly basis thereafter based on the Black Scholes Pricing Model.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years.

Opexa evaluated the application of EITF 00-19-2 for all its financial instruments and determined that certain warrants to purchase common stock issued by Opexa associated with the bridge note exchange and private placement offerings in June 2005 and July 2005 no longer qualified to be classified as derivative liabilities. In addition, Opexa accounts for registration rights agreement penalties as contingent liabilities, applying the accounting guidance of Financial Accounting Standard No. 5, “Accounting for Contingencies” (“FAS 5”). This accounting is consistent with views established by the FASB Staff Positions FSP EITF 00-19-2 “Accounting for Registration Payment Arrangements”, which was issued December 21, 2006. Accordingly, Opexa recognizes the damages when it becomes probable that they will be incurred and amounts are reasonably estimable.

4,600,000 shares of common stock and 2,513,720 warrants to purchase common stock are subject to a registration payment arrangement that provides if a resale registration statement is not effective for any period after April 13, 2007, the warrant holders may exercise their warrants on a cashless basis during the period the resale registration statement is not effective. If Opexa fails to register, achieve effectiveness of registration or maintain effectiveness of registration of shares underlying the warrants and shares, they are required to make certain liquidated damage payments of 1.5% of the aggregate amount of proceeds of the offering per month for every month in default with a maximum of 24%. Opexa does not believe these payments are probable and thus no contingent liability has been recorded.

1,272,356 shares of common stock and 1,714,410 shares of common stock issuable upon the exercise of common stock purchase warrants issued in June 2005 and July 2005 are subject to a registration payment arrangement that provides if a resale registration statement is not effective for any period after the first anniversary of the warrant, the warrant holders may exercise their warrants on a cashless basis during the period the resale registration statement is not effective. If Opexa fails to register, achieve effectiveness of registration or maintain effectiveness of registration of shares underlying the warrants and shares, they are required to make certain liquidated damage payments of 1.0% of the aggregate amount of proceeds of the offering per month for the first calendar month of registration default and 2% for every month in default after the first month. Opexa does not believe these payments are probable and thus no contingent liability has been recorded.

The impact of implementing EITF 00-19-2 for the nine months ended September 30, 2007 resulted in a cumulative effect of a change in accounting principle with a decrease in the derivative liability of $6,656,677 and a decrease to beginning retained earnings of $4,001,819 reversing gains posted to date and a reclassification of the original value of the warrants from liability to equity of $10,658,496.

NOTE 9—LICENSES AND GAIN ON EXTINGUISHMENT OF DEBT

University of Chicago License Agreement

In 2004, Opexa entered into an agreement with the University of Chicago (“University”) for the worldwide license to technology developed at Argonne National Laboratory, a U.S. Department of Energy Laboratory operated by the University. The license was later amended granting Opexa an exclusive, non-transferable worldwide license to the University’s stem cell technology. In consideration for the license and amendment, Opexa paid the University a total of $232,742 and issued the University 53,462 shares of common stock valued at $2,295,461. Opexa also agreed to pay the University $1.5 million and to issue the University 21,623 shares of Opexa common stock. In April 2007, the $1.5 million cash payment obligation was extended until July 31, 2007 and the obligation to issue shares of Opexa’s common stock was extended until July 31, 2007, with $112,440 accrued as of June 30, 2007. The Company determined that these assets had not reached technological feasibility at the date of acquisition and had no alternative future use. Therefore, the costs were expensed to research and development in the period incurred.

On July 31, 2007, Opexa entered into a second amended and restated license agreement with the University of Chicago that eliminated the obligations under the prior agreement for the payment of $1.5 million due July 31, 2007 and the obligation to issue 21,623 shares of Opexa common stock. These obligations were recorded as an intangible asset, with the liabilities recorded as a notes payable—current portion of $1.5 million and a stock payable of $112,440. As a result of the amendment and restatement of the license agreement with the University of Chicago $1,612,440 was reported as a gain on extinguishment of liability. Opexa applied the accounting guidance of Financial Accounting Standard No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”) and EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”.

Opexa Therapeutics, Inc.

Common Stock

Series E Warrants

PROSPECTUS

February 13, 2008

Until March 9, 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.